FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.
Exact Name of Registrant as Specified in Charter

0001003197
Registrant CIK Number

Form 8-K, July 26, 2005, Series 2005-2

~~333-121661~~ 333-99463

Name of Person Filing the Document
(If Other than the Registrant)


05062193



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 27, 2005

FINANCIAL ASSET SECURITIES CORP.

By: ______________________

Name: Frank Skibo

Title: Managing Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Fremont Home Loan Trust 2005-2

Asset-Backed Certificates, Series 2005-2

$758,479,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Litton Loan Servicing LP
Servicer

Fremont Investment & Loan
Originator

RBS Greenwich Capital

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.
This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: July 13, 2005***

Fremont Home Loan Trust 2005-2
Asset-Backed Certificate, Series 2005-2
$366,826,000 (Approximate)

Publicly Offered Certificates

Class[1,3,4]	Principal Amount ($)	WAL Call/Mat[2]	Payment Window Call/Mat[2]	Certificate Type	Assumed Final Distribution	Expected Rating Moody's/S&P/Fitch
I-A1	$289,562,000	Not Offered Hereby		Floating Rate Super Seniors	June 2035	Aaa/AAA/AAA
I-A2	$46,825,000			Floating Rate Senior Mezz	June 2035	Aaa/AAA/AAA
II-A1	$96,550,000	1.00/1.00	1-20/1-20	Floating Rate Seniors	June 2035	Aaa/AAA/AAA
II-A2	$120,150,000	3.00/3.00	20-78/20-83	Floating Rate Seniors	June 2035	Aaa/AAA/AAA
II-A3	$12,914,000	6.49/9.33	78-78/83-175	Floating Rate Seniors	June 2035	Aaa/AAA/AAA
M-1	$40,020,000	4.71/5.18	42-78/42-153	Floating Rate Subordinate	June 2035	Aa1/AA+/AA+
M-2	$27,442,000	4.63/5.09	41-78/41-144	Floating Rate Subordinate	June 2035	Aa2/AA/AA+
M-3	$18,676,000	4.60/5.04	40-78/40-138	Floating Rate Subordinate	June 2035	Aa3/AA-/AA
M-4	$13,721,000	4.58/5.01	39-78/39-133	Floating Rate Subordinate	June 2035	A1/A+/AA-
M-5	$13,340,000	4.57/4.98	39-78/39-129	Floating Rate Subordinate	June 2035	A2/A/A+
M-6	$11,816,000	4.56/4.95	38-78/38-124	Floating Rate Subordinate	June 2035	A3/A-/A
M-7	$12,197,000	4.55/4.92	38-78/38-119	Floating Rate Subordinate	June 2035	Baa1/BBB+/A-
M-8	$9,529,000	Not Offered Hereby		Floating Rate Subordinate	June 2035	Baa2/BBB+/BBB+
M-9	$8,004,000			Floating Rate Subordinate	June 2035	Baa3/BBB/BBB+
B-1	$7,623,000			Floating Rate Subordinate	June 2035	Ba1/BBB-/BBB
B-2	$9,147,000			Floating Rate Subordinate	June 2035	Ba2/BB+/BBB-
B-3	$6,098,000			Floating Rate Subordinate	June 2035	NR/BB+/BB+
B-4	$7,242,000			Floating Rate Subordinate	June 2035	NR/BB/BB
B-5	$7,623,000			Floating Rate Subordinate	June 2035	NR/BB-/NR
Total	**$758,479,000**					

(1) *The Class I-A1 and Class I-A2 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein), and the Class II-A1, Class II-A2 and Class II-A3 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Subordinate Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.*

(3) *The Class II-A1, Class II-A2, Class II-A3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates are priced to the Clean-up Call Date. The margin on the Senior Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.*

(4) *The Group I Certificates and Class M-8, Class M-9, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".*

Depositor:	Financial Asset Securities Corp.
Servicer:	Litton Loan Servicing LP (transfer of servicing to be completed on or before October 1, 2005 as described in the Prospectus Supplement).
Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***").
Co-Manager:	WaMu Capital Corp.
Trustee and Custodian:	Deutsche Bank National Trust Company.
Originator:	Fremont Investment & Loan ("***Fremont***").
Certificates:	The Class I-A1 and Class I-A2 Certificates (the "***Group I Certificates***"), the Class II-A1, Class II-A2 and Class II-A3 Certificates (the "***Group II Certificates***"; and together with the Group I Certificates, the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (together, the "***Class M Certificates***") and the Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates (the "***Class B Certificates***"; and together, with the Class M Certificates the "***Subordinate Certificates***"). The Group II Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates are referred to herein as the "***Offered Certificates.***" The Senior Certificates together with the Subordinate Certificates are referred to herein as the "***Certificates.***" The Group I Certificates and the Class M-8, Class M-9, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for federal tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on July 1, 2005.
Expected Pricing Date:	On or about July [15], 2005.
Expected Closing Date:	On or about July 28, 2005.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in August 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).

Interest Accrual Period:	The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	None of the Offered Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Certificates will be priced based on the following collateral prepayment assumptions: FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter) ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)
Mortgage Loans:	As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein was approximately $762,290,345 consisting primarily of first lien and second lien, fixed rate and hybrid adjustable rate, conforming and non-conforming balance mortgage loans (the "***Mortgage Loans***"). See attached collateral descriptions for more information. The Mortgage Loans will be divided into the Group I Mortgage Loans and Group II Mortgage Loans. As of the Cut-off Date, the "***Group I Mortgage Loans***" consisted of first lien and second lien, fixed rate and hybrid adjustable rate, conforming balance mortgage loans with an aggregate principal balance of approximately $453,046,436. Approximately 16.19% of the Group I Mortgage Loans have fixed rates and approximately 83.81% of the Group I Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two, three or five years following origination, and in each case following the initial fixed rate period adjust every six months thereafter. Approximately 24.50% of the Group I Mortgage Loans require the borrowers to make monthly payments only of accrued interest for the first 60 months. As of the Cut-off Date, the "***Group II Mortgage Loans***" consisted of first and second lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans with an aggregate principal balance of approximately $309,243,909. Approximately 16.82% of the Group II Mortgage Loans have fixed rates and approximately 83.18% of the Group II Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two, three or five years following origination, and in each case following the initial fixed rate period adjust every six months thereafter. Approximately 31.32% of the Group II Mortgage Loans require the borrowers to make monthly payments only of accrued interest for the first 60 months.

Pass-Through Rate: The "***Pass-Through Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.

Base Rate: The "***Base Rate***" for the Senior and Subordinate Certificates is One Month LIBOR plus the related margin.

Net WAC Rate: The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.

Maximum Cap: The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Net WAC Rate Carryover Amount: For any Distribution Date the "***Net WAC Rate Carryover Amount***" for any class of Certificates is equal to the sum of (i) the excess, if any, of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement: On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Certificates to the extent necessary on the Distribution Dates occurring from September 2005 to May 2008. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.50% over (ii) the strike price for such

Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the aggregate principal balance of the Mortgage Loans over the aggregate certificate principal balance of the Senior Certificates and Subordinate Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Amount is reached.

Required Overcollateralization Target:

On any Distribution Date, the "***Required Overcollateralization Target***" is equal to 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and
(ii) the later to occur of:
  (x) the Distribution Date occurring in August 2008 and
  (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 51.50%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

	Initial Credit Enhancement Percentage	Target Credit Enhancement Percentage on or After Stepdown Date
Senior	25.75%	51.50%
M-1	20.50%	41.00%
M-2	16.90%	33.80%
M-3	14.45%	28.90%
M-4	12.65%	25.30%
M-5	10.90%	21.80%
M-6	9.35%	18.70%
M-7	7.75%	15.50%
M-8	6.50%	13.00%
M-9	5.45%	10.90%
B-1	4.45%	8.90%
B-2	3.25%	6.50%
B-3	2.45%	4.90%
B-4	1.50%	3.00%
B-5	0.50%	1.00%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [31.00]% of the current Credit Enhancement Percentage of the Senior Certificates or (ii) cumulative realized losses for the related Distribution Date as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date are greater than:

Distribution Date	Percentage
August 2007 – July 2008	[1.60]% for the first month plus an additional 1/12th of [1.95]% for each month thereafter
August 2008 – July 2009	[3.55]% for the first month plus an additional 1/12th of [2.05]% for each month thereafter
August 2009 – July 2010	[5.60]% for the first month plus an additional 1/12th of [1.60]% for each month thereafter
August 2010 – July 2011	[7.20]% for the first month plus an additional 1/12th of [0.85]% for each month thereafter
August 2011 and thereafter	[8.05]%

Group I Trigger Event:

A "***Group I Trigger Event***" is in effect on any Distribution Date if, (1) before month 25, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related period (after giving effect to scheduled payments for such Distribution Date) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date "Realized Loss Percentage" exceeds [1.60]%, or (2) between month 25 and the Stepdown Date the Realized Loss Percentage exceeds the amount specified in section (ii) of "Trigger Event", or if, (3) on or after the Stepdown Date, a Trigger Event is in effect.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-5 Certificates, second to the Class B-4 Certificates, third to the Class B-3 Certificates, fourth to the Class B-2 Certificates, fifth to the Class B-1 Certificates, sixth to the Class M-9 Certificates, seventh to the Class M-8 Certificates, eighth to the Class M-7 Certificates, ninth to the M-6 Certificates, tenth to the Class M-5 Certificates, eleventh to the Class M-4 Certificates, twelfth to the Class M-3 Certificates, thirteenth to the Class M-2 Certificates, fourteenth to the Class M-1 Certificates and then, in the case of any remaining Realized Losses on the Group I Mortgage Loans, to the Class I-A2 Certificates. Realized Losses will not be allocated to any of the Class A Certificates (except for the Class I-A2 Certificates to the limited extent described above).

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first to pay servicing fees and trustee fees, second monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third monthly interest to the Class M-1 Certificates, fourth monthly interest to the Class M-2 Certificates, fifth monthly interest to the Class M-3 Certificates, sixth monthly interest to the Class M-4 Certificates, seventh monthly interest to the Class M-5 Certificates, eighth monthly interest to the Class M-6 Certificates, ninth monthly interest to the M-7 Certificates, tenth monthly interest to the Class M-8 Certificates, eleventh monthly interest to the Class M-9 Certificates, twelfth monthly interest to the Class B-1 Certificates, thirteenth monthly interest to the Class B-2 Certificates, fourteenth monthly interest to the Class B-3 Certificates, fifteenth monthly interest to the Class B-4 Certificates, and sixteenth monthly interest to the Class B-5 Certificates In certain limited circumstances described in the prospectus supplement, interest funds will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

2) Principal funds, as follows: in each case as described under "Principal Paydown", first monthly principal to the Senior Certificates, generally from the related loan group, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2

Certificates, fourth monthly principal to the Class M-3 Certificates, fifth monthly principal to the Class M-4 Certificates, sixth monthly principal to the Class M-5 Certificates, seventh monthly principal to the Class M-6 Certificates, eighth monthly principal to the Class M-7 Certificates, ninth monthly principal to the M-8 Certificates, tenth monthly principal to the Class M-9 Certificates, eleventh monthly principal to the Class B-1 Certificates, twelfth monthly principal to the Class B-2 Certificates, thirteenth monthly principal to the Class B-3 Certificates, fourteenth monthly principal to the Class B-4 Certificates, and fifteenth monthly principal to the Class B-5 Certificates.

3) Excess Cashflow as follows: first, as principal to the certificates to build the Overcollateralization Amount in the order of priority described under "Principal Paydown" below, second, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates, then any unpaid applied Realized Loss amount to the Class B-2 Certificates, then any previously unpaid interest to the Class B-3 Certificates, then any unpaid applied Realized Loss amount to the Class B-3 Certificates, then any previously unpaid interest to the Class B-4 Certificates, then any unpaid applied Realized Loss amount to the Class B-4 Certificates, then any previously unpaid interest to the Class B-5 Certificates and then any unpaid applied Realized Loss amount to the Class B-5 Certificates.

4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Certificates *pro rata* based on aggregate certificate principal balance.

5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to Class M-8 Certificates, then to Class M-9 Certificates, then to the Class B-1 Certificates, then to the Class B-2 Certificates, then to the Class B-3 Certificates, then to the Class B-4 Certificates, and then to the Class B-5 Certificates.

6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to the Group I Certificates will be distributed on a *pro rata* basis to the Class I-A1 and Class I-A2 Certificates until the aggregate principal balance thereof has been reduced to zero, *with the exception that,* if a Group I Trigger Event is in effect, principal allocated to the Group I Certificates will be distributed sequentially to the Class I-A1 and Class I-A2 Certificates, in that order, until the aggregate principal balance thereof has been reduced to zero.

Principal allocated to the Group II Certificates will be distributed sequentially to the Class II-A1, Class II-A2 and Class II-A3 Certificates in that order until the aggregate principal balance thereof has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally based on the principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first, to the Class M-1 Certificates, second, to the Class M-2 Certificates, third, to the Class M-3 Certificates, fourth, to the Class M-4 Certificates, fifth, to the Class M-5 Certificates, sixth, to the Class M-6 Certificates, seventh, to the Class M-7 Certificates, eighth, to the Class M-8 Certificates, ninth, to the Class M-9 Certificates, tenth, to the Class B-1 Certificates, eleventh, to the Class B-2 Certificates, twelfth, to the Class B-3 Certificates, thirteenth, to the Class B-4 Certificates and fourteenth, to the Class B-5 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first, to the Senior Certificates, generally based on the principal collected in the related loan group, such that the Senior Certificates will have at least 51.50% credit enhancement, second, to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 41.00% credit enhancement, third, to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 33.80% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 28.90% credit enhancement, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 25.30% credit enhancement, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 21.80% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 18.70% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 15.50% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 13.00% credit enhancement, tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 10.90% credit enhancement, eleventh, to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 8.90% credit enhancement, twelfth, to the Class B-2

Certificates such that the Class B-2 Certificates will have at least 6.50% credit enhancement, thirteenth, to the Class B-3 Certificates such that the Class B-3 Certificates will have at least 4.90% credit enhancement, fourteenth, to the Class B-4 Certificates such that the Class B-4 Certificates will have at least 3.00% credit enhancement, and fifteenth, to the Class B-5 Certificates such that the Class B-5 Certificates will have at least 1.00% credit enhancement (subject, in each case, to any overcollateralization floors).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Yield Maintenance Agreement Schedule

Period	Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
1	N/A	N/A	N/A
2	753,484,432	6.48474	10.50000
3	747,568,892	6.70048	10.50000
4	740,739,933	6.48390	10.50000
5	733,008,616	6.69955	10.50000
6	724,389,413	6.48293	10.50000
7	714,900,208	6.48238	10.50000
8	704,562,275	7.17628	10.50000
9	693,400,231	6.48117	10.50000
10	681,442,407	6.69653	10.50000
11	668,749,939	6.47991	10.50000
12	655,518,051	6.69544	10.50000
13	641,773,969	6.47913	10.50000
14	627,547,114	6.47895	10.50000
15	612,868,982	6.69487	10.50000
16	597,773,001	6.47901	10.50000
17	582,294,382	6.69523	10.50000
18	566,469,953	6.47966	10.50000
19	550,337,981	6.48021	10.50000
20	533,937,987	7.17532	10.50000
21	517,310,543	6.48182	10.50000
22	500,497,067	6.69898	10.50000
23	483,543,404	8.79160	10.50000
24	467,267,892	9.08059	10.50000
25	451,545,859	8.78370	10.50000
26	436,358,233	8.77969	10.50000
27	421,686,602	9.06817	10.50000
28	407,513,198	8.77158	10.50000
29	393,820,869	10.23534	10.50000
30	380,620,499	9.89835	10.50000
31	367,866,864	9.89148	10.50000
32	0	N/A	N/A
33	343,638,980	9.87757	10.50000
34	332,135,632	10.21253	10.50000
35 and thereafter	0	N/A	N/A

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule [1]	Period	Effective Net WAC Cap Schedule [1]
1	7.18%	31	10.50%
2	10.50%	32	10.57%
3	10.50%	33	10.50%
4	10.50%	34	10.50%
5	10.50%	35	11.07%
6	10.50%	36	11.43%
7	10.50%	37	11.05%
8	10.50%	38	11.04%
9	10.50%	39	11.39%
10	10.50%	40	11.02%
11	10.50%	41	12.17%
12	10.50%	42	11.77%
13	10.50%	43	11.76%
14	10.50%	44	13.00%
15	10.50%	45	11.73%
16	10.50%	46	12.11%
17	10.50%	47	11.74%
18	10.50%	48	12.12%
19	10.50%	49	11.72%
20	10.50%	50	11.70%
21	10.50%	51	12.08%
22	10.50%	52	11.68%
23	10.50%	53	12.08%
24	10.50%	54	11.67%
25	10.50%	55	11.66%
26	10.50%	56	12.89%
27	10.50%	57	11.63%
28	10.50%	58	12.00%
29	10.50%	59	11.62%
30	10.50%	60	11.99%

(Continued on next page)

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first Distribution Date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (1)	Period	Effective Net WAC Cap Schedule (1)
61	11.59%	71	11.46%
62	11.58%	72	11.82%
63	11.95%	73	11.43%
64	11.55%	74	11.41%
65	11.93%	75	11.77%
66	11.53%	76	11.38%
67	11.51%	77	11.75%
68	12.73%	78	11.35%
69	11.48%		
70	11.85%		

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first Distribution Date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Breakeven Losses

Class	M-1	M-2	M-3	M-4
Rating (M/S/F)	Aa1/AA+/AA+	Aa2/AA/AA+	Aa3/AA-/AA	A1/A+/AA-
Loss Severity	30%	30%	30%	30%
Default	53.14 CDR	40.48 CDR	33.60 CDR	29.19 CDR
Collateral Loss	23.11%	20.31%	18.38%	16.94%
Loss Severity	40%	40%	40%	40%
Default	33.56 CDR	26.88 CDR	22.93 CDR	20.28 CDR
Collateral Loss	24.49%	21.48%	19.41%	17.88%
Loss Severity	50%	50%	50%	50%
Default	24.54 CDR	20.12 CDR	17.41 CDR	15.54 CDR
Collateral Loss	25.36%	22.22%	20.08%	18.48%

Class	M-5	M-6	M-7
Rating (M/S/F)	A2/A/A+	A3/A-/A	Baa1/BBB+/A-
Loss Severity	30%	30%	30%
Default	25.34 CDR	22.20 CDR	19.15 CDR
Collateral Loss	15.53%	14.25%	12.89%
Loss Severity	40%	40%	40%
Default	17.89 CDR	15.87 CDR	13.84 CDR
Collateral Loss	16.38%	15.01%	13.55%
Loss Severity	50%	50%	50%
Default	13.82 CDR	12.34 CDR	10.84 CDR
Collateral Loss	16.92%	15.50%	13.98%

Assumptions:

1) Run at the Pricing Speed to Maturity
2) Forward LIBOR
3) Triggers are failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

Weighted Average Life Tables

Class II-A1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.25	1.11	1.00	0.90	0.81
MDUR (yr)	1.20	1.06	0.96	0.87	0.78
First Prin Pay	1	1	1	1	1
Last Prin Pay	26	22	20	18	16

Class II-A1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.25	1.11	1.00	0.90	0.81
MDUR (yr)	1.20	1.06	0.96	0.87	0.78
First Prin Pay	1	1	1	1	1
Last Prin Pay	26	22	20	18	16

Class II-A2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.21	3.55	3.00	2.39	2.00
MDUR (yr)	3.78	3.23	2.77	2.24	1.89
First Prin Pay	26	22	20	18	16
Last Prin Pay	111	92	78	66	33

Class II-A2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.22	3.55	3.00	2.40	2.00
MDUR (yr)	3.78	3.23	2.77	2.24	1.89
First Prin Pay	26	22	20	18	16
Last Prin Pay	118	98	83	70	33

Weighted Average Life Tables

Class II-A3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	9.24	7.66	6.49	5.49	2.90
MDUR (yr)	7.65	6.53	5.65	4.87	2.70
First Prin Pay	111	92	78	66	33
Last Prin Pay	111	92	78	66	36

Class II-A3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	13.18	10.97	9.33	7.95	2.90
MDUR (yr)	10.09	8.73	7.65	6.68	2.70
First Prin Pay	118	98	83	70	33
Last Prin Pay	241	204	175	153	36

Class M-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.24	4.71	4.65	4.62
MDUR (yr)	5.38	4.61	4.20	4.17	4.15
First Prin Pay	40	38	42	48	36
Last Prin Pay	111	92	78	66	56

Class M-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.90	5.79	5.18	5.05	6.55
MDUR (yr)	5.79	4.98	4.54	4.47	5.64
First Prin Pay	40	38	42	48	36
Last Prin Pay	213	179	153	132	128

Weighted Average Life Tables

Class M-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.23	4.63	4.34	4.50
MDUR (yr)	5.38	4.60	4.14	3.91	4.05
First Prin Pay	40	38	41	44	50
Last Prin Pay	111	92	78	66	56

Class M-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.88	5.76	5.09	4.72	4.85
MDUR (yr)	5.77	4.96	4.46	4.20	4.32
First Prin Pay	40	38	41	44	50
Last Prin Pay	203	169	144	124	105

Class M-3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.23	4.60	4.22	4.16
MDUR (yr)	5.37	4.60	4.11	3.81	3.77
First Prin Pay	40	38	40	43	46
Last Prin Pay	111	92	78	66	56

Class M-3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.86	5.75	5.04	4.59	4.47
MDUR (yr)	5.76	4.95	4.42	4.09	4.01
First Prin Pay	40	38	40	43	46
Last Prin Pay	194	162	138	118	100

Weighted Average Life Tables

Class M-4 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.23	4.58	4.16	4.00
MDUR (yr)	5.35	4.58	4.08	3.74	3.62
First Prin Pay	40	37	39	41	44
Last Prin Pay	111	92	78	66	56

Class M-4 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.85	5.73	5.01	4.52	4.30
MDUR (yr)	5.72	4.91	4.38	4.01	3.86
First Prin Pay	40	37	39	41	44
Last Prin Pay	188	156	133	114	96

Class M-5 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.23	4.57	4.12	3.90
MDUR (yr)	5.34	4.57	4.06	3.70	3.53
First Prin Pay	40	37	39	40	43
Last Prin Pay	111	92	78	66	56

Class M-5 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.83	5.70	4.98	4.47	4.19
MDUR (yr)	5.70	4.89	4.36	3.97	3.76
First Prin Pay	40	37	39	40	43
Last Prin Pay	182	152	129	110	93

Weighted Average Life Tables

Class M-6 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.23	4.56	4.08	3.83
MDUR (yr)	5.33	4.56	4.05	3.67	3.47
First Prin Pay	40	37	38	40	41
Last Prin Pay	111	92	78	66	56

Class M-6 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.80	5.68	4.95	4.41	4.11
MDUR (yr)	5.67	4.87	4.32	3.91	3.68
First Prin Pay	40	37	38	40	41
Last Prin Pay	175	146	124	106	89

Class M-7 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.23	4.55	4.06	3.77
MDUR (yr)	5.23	4.48	3.98	3.60	3.37
First Prin Pay	40	37	38	39	40
Last Prin Pay	111	92	78	66	56

Class M-7 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.77	5.65	4.92	4.37	4.02
MDUR (yr)	5.54	4.76	4.23	3.83	3.57
First Prin Pay	40	37	38	39	40
Last Prin Pay	169	140	119	101	85

Excess Spread

Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	Excess Spread Under STATIC LIBOR (%)(1,2,3)	Excess Spread Under FORWARD LIBOR (%) (1,2)	Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	Excess Spread Under STATIC LIBOR (%)(1,2,3)	Excess Spread Under FORWARD LIBOR (%) (1,2)
1	3.380	3.800	3.14	3.14	40	4.346	4.397	5.07	4.53
2	3.590	3.919	2.75	2.54	41	4.349	4.403	5.21	4.73
3	3.708	4.008	2.88	2.55	42	4.353	4.410	5.08	4.56
4	3.880	4.082	2.75	2.24	43	4.358	4.418	5.08	4.56
5	4.015	4.125	2.87	2.24	44	4.364	4.427	5.48	5.05
6	4.046	4.147	2.74	2.07	45	4.371	4.437	5.08	4.55
7	4.082	4.167	2.74	2.03	46	4.380	4.447	5.22	4.71
8	4.117	4.181	3.12	2.43	47	4.390	4.457	5.09	4.57
9	4.143	4.191	2.73	1.97	48	4.401	4.467	5.22	4.72
10	4.135	4.199	2.85	2.11	49	4.412	4.475	5.08	4.54
11	4.144	4.207	2.72	1.95	50	4.422	4.483	5.08	4.53
12	4.161	4.216	2.84	2.07	51	4.431	4.490	5.21	4.68
13	4.166	4.226	2.70	1.92	52	4.439	4.496	5.08	4.51
14	4.177	4.237	2.70	1.91	53	4.446	4.501	5.21	4.70
15	4.188	4.245	2.82	2.03	54	4.452	4.505	5.07	4.52
16	4.185	4.244	2.68	1.88	55	4.458	4.507	5.07	4.51
17	4.195	4.237	2.80	2.01	56	4.462	4.510	5.47	5.01
18	4.219	4.229	2.66	1.84	57	4.465	4.512	5.07	4.50
19	4.236	4.222	2.66	1.81	58	4.468	4.515	5.20	4.66
20	4.222	4.220	3.04	2.26	59	4.469	4.518	5.09	4.53
21	4.180	4.223	2.64	1.85	60	4.469	4.521	5.22	4.69
22	4.148	4.236	2.76	2.01	61	4.471	4.526	5.08	4.52
23	4.146	4.257	5.00	4.22	62	4.476	4.531	5.08	4.52
24	4.180	4.281	5.11	4.32	63	4.480	4.536	5.21	4.68
25	4.220	4.302	4.96	4.11	64	4.485	4.541	5.08	4.50
26	4.239	4.317	4.95	4.07	65	4.490	4.546	5.22	4.69
27	4.256	4.332	5.06	4.20	66	4.495	4.552	5.09	4.52
28	4.273	4.345	4.91	4.01	67	4.500	4.557	5.09	4.51
29	4.288	4.356	5.19	4.72	68	4.506	4.563	5.48	5.01
30	4.302	4.365	5.04	4.53	69	4.511	4.569	5.09	4.50
31	4.314	4.372	5.02	4.50	70	4.517	4.575	5.22	4.66
32	4.324	4.376	5.27	4.80	71	4.522	4.581	5.09	4.52
33	4.332	4.379	4.98	4.44	72	4.528	4.587	5.22	4.68
34	4.338	4.381	5.11	4.59	73	4.534	4.593	5.09	4.51
35	4.341	4.383	5.02	4.49	74	4.540	4.600	5.09	4.50
36	4.341	4.384	5.14	4.64	75	4.546	4.607	5.22	4.66
37	4.341	4.386	4.98	4.44	76	4.552	4.614	5.09	4.49
38	4.342	4.389	5.04	4.50	77	4.559	4.621	5.22	4.68
39	4.344	4.393	5.20	4.69	78	4.566	4.629	5.10	4.51

(1) Assumes the Pricing Prepayment Speed to the Optional Termination.
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees), less total interest on the Certificates divided by (b) collateral balance as of the beginning period.
(3) Assumes 1mLIBOR stays at 3.38% and 6mLIBOR stays at 3.80%.

Mortgage Loans
As of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$762,290,345	$3,753	$1,000,000
Average Scheduled Principal Balance	$207,088		
Number of Mortgage Loans	3,681		
Weighted Average Gross Coupon	7.206%	4.990%	13.500%
Weighted Average FICO Score	624	500	808
Weighted Average Combined Original LTV	82.15%	20.34%	100.00%
Weighted Average Original Term	359 months	60 months	360 months
Weighted Average Stated Remaining Term	357 months	57 months	358 months
Weighted Average Seasoning	2 months	2 months	9 months
Weighted Average Gross Margin	6.484%	4.525%	6.990%
Weighted Average Minimum Interest Rate	7.084%	4.990%	12.250%
Weighted Average Maximum Interest Rate	14.083%	11.990%	19.250%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	23 months	15 months	58 months
Maturity Date		Apr 1 2010	May 1 2035
Maximum Zip Code Concentration	0.45%	20744	

ARM	83.56%	Easy Documentation	4.14%
Fixed Rate	16.44%	Full Documentation	61.62%
		Stated Documentation	34.24%
2/28 6 MO LIBOR	54.29%		
2/28 6 MO LIBOR IO	25.54%	Cash Out Refinance	48.28%
3/27 6 MO LIBOR	1.22%	Home Improvement	2.03%
3/27 6 MO LIBOR IO	1.73%	Purchase	49.12%
5/25 6 MO LIBOR	0.79%	Rate/Term Refinance	0.56%
Fixed Rate	16.44%		
		Condominium	6.26%
Interest Only	27.27%	Single Family	81.89%
Not Interest Only	72.73%	Two-Four Family	11.85%
Prepay Penalty: N/A	18.96%	Non-owner	6.04%
Prepay Penalty: 12 months	12.87%	Primary	93.23%
Prepay Penalty: 24 months	56.66%	Second Home	0.73%
Prepay Penalty: 30 months	0.06%		
Prepay Penalty: 36 months	11.45%	Top 5 States:	
		California	30.32%
First Lien	94.43%	New York	11.06%
Second Lien	5.57%	Florida	9.62%
		Maryland	6.59%
		New Jersey	6.25%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	417	11,600,489.62	1.52%	10.204	313	98.72	631
50,000.01 - 100,000.00	528	41,318,403.03	5.42%	8.899	355	88.97	623
100,000.01 - 150,000.00	679	85,274,156.17	11.19%	7.810	356	83.14	613
150,000.01 - 200,000.00	557	96,741,699.87	12.69%	7.348	357	79.94	608
200,000.01 - 250,000.00	374	83,734,450.44	10.98%	7.112	358	80.38	617
250,000.01 - 300,000.00	293	80,762,349.37	10.59%	7.104	358	79.96	619
300,000.01 - 350,000.00	242	78,528,536.49	10.30%	6.854	357	81.57	621
350,000.01 - 400,000.00	183	68,800,051.07	9.03%	6.809	358	82.96	632
400,000.01 - 450,000.00	113	47,945,197.57	6.29%	6.696	356	82.41	640
450,000.01 - 500,000.00	97	46,006,113.16	6.04%	6.680	358	81.72	639
500,000.01 - 550,000.00	64	33,588,604.96	4.41%	6.842	358	82.86	646
550,000.01 - 600,000.00	52	30,095,604.93	3.95%	6.903	358	79.80	628
600,000.01 - 650,000.00	15	9,329,147.98	1.22%	6.443	358	85.68	675
650,000.01 - 700,000.00	29	19,475,695.73	2.55%	6.694	358	81.76	621
700,000.01 - 750,000.00	29	21,438,235.00	2.81%	6.966	358	82.52	644
750,000.01 - 800,000.00	3	2,362,830.15	0.31%	6.044	357	74.06	682
800,000.01 - 850,000.00	4	3,342,763.28	0.44%	7.022	358	92.94	631
900,000.01 - 950,000.00	1	946,015.70	0.12%	5.750	358	80.00	637
950,000.01 - 1,000,000.00	1	1,000,000.00	0.13%	5.500	358	56.34	707
Total	**3,681**	**762,290,344.52**	**100.00%**	**7.206**	**357**	**82.15**	**624**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	5	1,816,110.00	0.24%	4.990	358	80.00	687
5.000 - 5.499	35	12,725,084.88	1.67%	5.312	358	79.79	683
5.500 - 5.999	269	87,400,428.63	11.47%	5.818	357	78.40	663
6.000 - 6.499	408	115,081,753.43	15.10%	6.270	357	80.29	648
6.500 - 6.999	705	195,116,818.80	25.60%	6.761	357	81.46	632
7.000 - 7.499	409	96,153,616.96	12.61%	7.241	358	83.63	622
7.500 - 7.999	504	106,152,294.69	13.93%	7.744	357	82.71	596
8.000 - 8.499	208	41,292,585.69	5.42%	8.226	358	85.03	589
8.500 - 8.999	345	46,929,004.15	6.16%	8.715	355	84.55	588
9.000 - 9.499	163	17,813,843.33	2.34%	9.242	355	84.19	585
9.500 - 9.999	196	17,779,600.88	2.33%	9.751	356	87.33	599
10.000 -10.499	84	5,812,497.50	0.76%	10.204	349	88.85	598
10.500 -10.999	151	9,474,747.08	1.24%	10.789	347	91.26	596
11.000 -11.499	93	4,296,789.34	0.56%	11.175	332	91.44	590
11.500 -11.999	44	2,869,761.35	0.38%	11.685	331	73.64	551
12.000 -12.499	43	990,442.50	0.13%	12.131	262	76.87	559
12.500 -12.999	11	526,505.39	0.07%	12.541	295	98.93	631
13.000 -13.499	7	48,787.92	0.01%	13.115	110	93.10	620
13.500 -13.999	1	9,672.00	0.00%	13.500	116	95.00	555
Total	**3,681**	**762,290,344.52**	**100.00%**	**7.206**	**357**	**82.15**	**624**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	217	45,368,701.99	5.95%	8.667	358	74.51	513
525-549	244	53,725,729.81	7.05%	8.002	358	75.48	536
550-574	317	64,679,743.98	8.48%	7.638	355	82.39	561
575-599	574	101,665,574.74	13.34%	7.314	356	81.83	588
600-624	564	108,475,941.61	14.23%	7.079	356	83.74	612
625-649	616	123,462,625.49	16.20%	6.995	356	83.18	637
650-674	496	103,239,813.28	13.54%	6.944	357	84.19	661
675-699	312	76,406,006.98	10.02%	6.746	357	84.00	685
700+	341	85,266,206.64	11.19%	6.669	357	82.94	731
Total	**3,681**	**762,290,344.52**	**100.00%**	**7.206**	**357**	**82.15**	**624**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	35	6,057,945.12	0.79%	7.522	349	42.99	584
50.00- 54.99	27	5,164,822.80	0.68%	7.181	358	52.20	591
55.00- 59.99	43	9,291,468.41	1.22%	7.058	358	57.44	609
60.00- 64.99	77	17,231,999.94	2.26%	7.610	357	62.55	581
65.00- 69.99	97	22,085,101.20	2.90%	7.411	355	66.74	583
70.00- 74.99	137	32,331,509.00	4.24%	7.795	355	71.94	573
75.00- 79.99	215	58,994,314.42	7.74%	7.267	357	77.12	596
80.00	1,272	320,928,341.00	42.10%	6.757	357	80.00	641
80.01- 84.99	61	18,860,156.87	2.47%	6.683	358	83.95	613
85.00- 89.99	274	70,033,421.56	9.19%	6.976	358	86.31	608
90.00- 94.99	576	124,494,908.98	16.33%	7.252	358	90.11	621
95.00- 99.99	158	15,686,501.60	2.06%	8.093	345	95.35	641
100.00	709	61,129,853.62	8.02%	9.102	352	100.00	655
Total	**3,681**	**762,290,344.52**	**100.00%**	**7.206**	**357**	**82.15**	**624**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60	9	87,021.23	0.01%	12.028	58	91.39	627
120	75	1,018,895.75	0.13%	11.260	118	97.14	629
180	63	2,661,720.87	0.35%	8.631	178	79.11	621
240	56	1,849,952.22	0.24%	9.015	238	92.13	622
360	3,478	756,672,754.45	99.26%	7.191	358	82.11	624
Total	**3,681**	**762,290,344.52**	**100.00%**	**7.206**	**357**	**82.15**	**624**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1- 60	9	87,021.23	0.01%	12.028	58	91.39	627
61-120	75	1,018,895.75	0.13%	11.260	118	97.14	629
121-180	63	2,661,720.87	0.35%	8.631	178	79.11	621
181-240	56	1,849,952.22	0.24%	9.015	238	92.13	622
301-360	3,478	756,672,754.45	99.26%	7.191	358	82.11	624
Total	**3,681**	**762,290,344.52**	**100.00%**	**7.206**	**357**	**82.15**	**624**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	90	18,457,880.78	2.42%	7.331	355	83.38	628
20.01 -25.00	87	15,427,816.31	2.02%	7.114	354	77.51	628
25.01 -30.00	175	35,398,624.27	4.64%	7.147	357	82.34	623
30.01 -35.00	303	56,466,369.54	7.41%	7.336	357	81.79	620
35.01 -40.00	541	105,536,577.63	13.84%	7.227	357	81.91	624
40.01 -45.00	818	169,704,088.40	22.26%	7.133	357	82.08	636
45.01 -50.00	1,255	260,485,508.05	34.17%	7.122	357	83.57	633
50.01 -55.00	405	99,463,832.85	13.05%	7.443	356	79.55	585
55.01 -60.00	3	809,009.56	0.11%	8.704	358	69.09	531
60.01+	4	540,637.13	0.07%	9.638	332	77.60	547
Total	**3,681**	**762,290,344.52**	**100.00%**	**7.206**	**357**	**82.15**	**624**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	2,561	636,949,424.11	83.56%	7.083	358	81.77	622
Fixed Rate	1,120	125,340,920.41	16.44%	7.833	350	84.03	637
Total	**3,681**	**762,290,344.52**	**100.00%**	**7.206**	**357**	**82.15**	**624**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	1,771	413,818,474.69	54.29%	7.439	358	81.87	610
2/28 6 MO LIBOR IO	684	194,694,870.90	25.54%	6.398	358	81.67	645
3/27 6 MO LIBOR	37	9,282,312.80	1.22%	7.126	358	83.96	629
3/27 6 MO LIBOR IO	47	13,158,091.59	1.73%	6.209	358	81.71	655
5/25 6 MO LIBOR	22	5,995,674.13	0.79%	6.609	358	75.06	642
Fixed Rate	1,120	125,340,920.41	16.44%	7.833	350	84.03	637
Total	**3,681**	**762,290,344.52**	**100.00%**	**7.206**	**357**	**82.15**	**624**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	731	207,852,962.49	27.27%	6.386	358	81.68	645
Not Interest Only	2,950	554,437,382.03	72.73%	7.514	356	82.32	617
Total	**3,681**	**762,290,344.52**	**100.00%**	**7.206**	**357**	**82.15**	**624**

Interest Only Term	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
N/A	2,950	554,437,382.03	72.73%	7.514	356	82.32	617
60	731	207,852,962.49	27.27%	6.386	358	81.68	645
Total	**3,681**	**762,290,344.52**	**100.00%**	**7.206**	**357**	**82.15**	**624**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: N/A	806	144,533,344.31	18.96%	7.500	356	82.83	625
Prepay Penalty: 12 months	429	98,117,114.36	12.87%	7.384	356	81.80	623
Prepay Penalty: 24 months	2,019	431,896,906.91	56.66%	7.145	357	82.65	623
Prepay Penalty: 30 months	2	462,419.17	0.06%	7.616	358	96.94	657
Prepay Penalty: 36 months	425	87,280,559.77	11.45%	6.821	355	78.85	634
Total	**3,681**	**762,290,344.52**	**100.00%**	**7.206**	**357**	**82.15**	**624**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	2,913	719,841,930.68	94.43%	7.049	357	81.13	623
Second Lien	768	42,448,413.84	5.57%	9.878	343	99.45	647
Total	**3,681**	**762,290,344.52**	**100.00%**	**7.206**	**357**	**82.15**	**624**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	109	31,557,281.69	4.14%	7.205	357	82.61	610
Full Documentation	2,485	469,734,607.82	61.62%	7.075	356	83.39	615
Stated Documentation	1,087	260,998,455.01	34.24%	7.442	357	79.86	643
Total	**3,681**	**762,290,344.52**	**100.00%**	**7.206**	**357**	**82.15**	**624**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	1,568	368,054,345.68	48.28%	7.240	357	80.25	601
Home Improvement	52	15,466,976.31	2.03%	7.040	358	79.70	601
Purchase	2,040	374,462,990.26	49.12%	7.185	356	84.11	648
Rate/Term Refinance	21	4,306,032.27	0.56%	6.792	358	82.16	637
Total	**3,681**	**762,290,344.52**	**100.00%**	**7.206**	**357**	**82.15**	**624**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	253	47,724,208.92	6.26%	7.216	357	82.12	641
Single Family	3,072	624,219,382.28	81.89%	7.198	357	82.24	621
Two-Four Family	356	90,346,753.32	11.85%	7.260	356	81.51	640
Total	**3,681**	**762,290,344.52**	**100.00%**	**7.206**	**357**	**82.15**	**624**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	278	46,033,102.01	6.04%	7.610	354	85.20	647
Primary	3,378	710,689,250.97	93.23%	7.177	357	81.94	623
Second Home	25	5,567,991.54	0.73%	7.662	357	82.72	623
Total	**3,681**	**762,290,344.52**	**100.00%**	**7.206**	**357**	**82.15**	**624**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alaska	1	283,621.47	0.04%	8.050	358	80.00	506
Arizona	70	11,165,716.16	1.46%	7.370	356	84.10	617
Arkansas	2	74,571.81	0.01%	9.849	334	81.50	525
California	809	231,108,124.72	30.32%	6.830	357	81.47	636
Colorado	93	12,995,224.62	1.70%	6.957	357	83.66	631
Connecticut	68	14,621,098.95	1.92%	7.666	357	81.19	610
Delaware	21	3,672,709.42	0.48%	7.551	330	84.79	585
District of Columbia	19	4,560,562.03	0.60%	7.865	358	77.51	586
Florida	427	73,308,786.75	9.62%	7.516	356	82.62	620
Georgia	184	22,563,023.76	2.96%	7.489	354	86.07	624
Hawaii	26	8,131,422.66	1.07%	6.708	356	79.40	638
Idaho	14	1,683,881.60	0.22%	7.712	358	83.06	623
Illinois	204	33,136,577.88	4.35%	7.569	356	83.62	616
Indiana	18	1,768,604.75	0.23%	7.920	354	87.19	598
Iowa	2	247,966.50	0.03%	7.612	358	80.00	633
Kansas	9	811,399.85	0.11%	7.848	355	84.92	580
Kentucky	4	254,327.13	0.03%	8.016	349	86.58	613
Maine	3	643,804.57	0.08%	7.420	358	90.06	587
Maryland	238	50,235,486.07	6.59%	7.299	357	81.23	606
Massachusetts	127	27,338,142.46	3.59%	7.215	357	80.05	625
Michigan	78	10,464,025.36	1.37%	7.593	357	82.06	602
Minnesota	66	10,258,701.86	1.35%	7.369	356	84.67	628
Missouri	37	3,343,032.10	0.44%	8.047	356	84.38	617
Nevada	71	14,256,896.32	1.87%	7.205	357	84.04	628
New Hampshire	17	2,818,285.31	0.37%	7.387	358	83.00	636
New Jersey	202	47,662,247.86	6.25%	7.299	356	80.71	616
New Mexico	9	2,075,861.51	0.27%	6.910	357	81.15	644
New York	288	84,294,485.65	11.06%	7.104	357	81.70	635
North Carolina	76	9,289,625.46	1.22%	7.852	356	84.48	600
Ohio	52	6,335,993.16	0.83%	7.325	356	84.14	618
Oklahoma	5	676,132.75	0.09%	7.280	357	88.38	647
Oregon	21	2,956,957.21	0.39%	7.141	357	79.96	611
Pennsylvania	50	7,449,269.23	0.98%	7.892	354	79.17	580
Rhode Island	20	3,522,700.59	0.46%	7.298	357	78.91	600
South Carolina	24	2,817,039.30	0.37%	7.875	355	85.28	596
Tennessee	28	2,311,137.79	0.30%	7.856	351	85.20	602
Texas	51	5,398,393.54	0.71%	8.099	354	84.47	598
Utah	12	1,821,318.85	0.24%	7.407	358	88.33	633
Vermont	5	834,537.90	0.11%	6.712	358	81.64	646
Virginia	129	29,000,753.57	3.80%	7.459	357	83.90	620
Washington	62	10,585,481.86	1.39%	7.077	357	83.59	626

Continued on the Next Page

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
West Virginia	4	656,992.40	0.09%	7.793	358	81.02	606
Wisconsin	34	4,637,184.75	0.61%	7.400	356	85.88	628
Wyoming	1	218,237.03	0.03%	8.550	358	95.00	591
Total	**3,681**	**762,290,344.52**	**100.00%**	**7.206**	**357**	**82.15**	**624**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	44	15,847,039.72	2.49%	5.383	358	78.97	686
5.000 - 5.499	178	56,012,288.25	8.79%	5.872	358	79.31	659
5.500 - 5.999	258	76,729,990.08	12.05%	6.365	358	81.83	645
6.000 - 6.499	368	100,840,369.52	15.83%	6.800	358	82.04	632
6.500 - 6.999	1,713	387,519,736.54	60.84%	7.543	358	82.17	607
Total	**2,561**	**636,949,424.11**	**100.00%**	**7.083**	**358**	**81.77**	**622**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	5	1,816,110.00	0.29%	4.990	358	80.00	687
5.000 - 5.499	35	12,725,084.88	2.00%	5.312	358	79.79	683
5.500 - 5.999	226	73,679,780.54	11.57%	5.787	358	79.24	663
6.000 - 6.499	327	94,297,439.33	14.80%	6.272	358	81.41	647
6.500 - 6.999	584	167,318,416.47	26.27%	6.771	358	82.54	634
7.000 - 7.499	384	91,254,979.10	14.33%	7.241	358	83.94	622
7.500 - 7.999	460	97,934,601.78	15.38%	7.737	358	82.86	596
8.000 - 8.499	179	36,817,520.04	5.78%	8.227	358	84.98	586
8.500 - 8.999	200	34,965,565.82	5.49%	8.696	358	80.77	566
9.000 - 9.499	66	11,108,578.77	1.74%	9.246	358	76.02	541
9.500 - 9.999	46	7,272,198.03	1.14%	9.688	358	71.84	525
10.000 -10.499	10	1,696,753.25	0.27%	10.224	358	67.26	520
10.500 -10.999	17	2,600,581.41	0.41%	10.756	358	67.10	532
11.000 -11.499	7	888,853.12	0.14%	11.184	357	60.05	544
11.500 -11.999	11	2,006,034.63	0.31%	11.700	358	63.37	526
12.000 -12.499	4	566,926.94	0.09%	12.046	358	63.57	521
Total	**2,561**	**636,949,424.11**	**100.00%**	**7.083**	**358**	**81.77**	**622**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	5	1,816,110.00	0.29%	4.990	358	80.00	687
12.000 -12.499	35	12,725,084.88	2.00%	5.312	358	79.79	683
12.500 -12.999	226	73,679,780.54	11.57%	5.787	358	79.24	663
13.000 -13.499	328	94,517,439.33	14.84%	6.272	358	81.41	647
13.500 -13.999	584	167,318,416.47	26.27%	6.771	358	82.54	634
14.000 -14.499	384	91,254,979.10	14.33%	7.241	358	83.94	622
14.500 -14.999	459	97,714,601.78	15.34%	7.740	358	82.87	596
15.000 -15.499	179	36,817,520.04	5.78%	8.227	358	84.98	586
15.500 -15.999	200	34,965,565.82	5.49%	8.696	358	80.77	566
16.000 -16.499	66	11,108,578.77	1.74%	9.246	358	76.02	541
16.500 -16.999	46	7,272,198.03	1.14%	9.688	358	71.84	525
17.000 -17.499	10	1,696,753.25	0.27%	10.224	358	67.26	520
17.500 -17.999	17	2,600,581.41	0.41%	10.756	358	67.10	532
18.000 -18.499	7	888,853.12	0.14%	11.184	357	60.05	544
18.500 -18.999	11	2,006,034.63	0.31%	11.700	358	63.37	526
19.000 -19.499	4	566,926.94	0.09%	12.046	358	63.57	521
Total	**2,561**	**636,949,424.11**	**100.00%**	**7.083**	**358**	**81.77**	**622**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	2,561	636,949,424.11	100.00%	7.083	358	81.77	622
Total	**2,561**	**636,949,424.11**	**100.00%**	**7.083**	**358**	**81.77**	**622**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	2,561	636,949,424.11	100.00%	7.083	358	81.77	622
Total	**2,561**	**636,949,424.11**	**100.00%**	**7.083**	**358**	**81.77**	**622**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10/01/06	3	579,927.42	0.09%	8.372	351	72.88	521
11/01/06	7	635,583.27	0.10%	8.948	352	73.26	564
01/01/07	5	1,068,996.44	0.17%	7.143	354	88.03	622
02/01/07	17	3,499,581.58	0.55%	7.285	355	83.72	618
03/01/07	82	21,564,357.84	3.39%	7.349	356	86.47	613
04/01/07	166	40,679,197.06	6.39%	7.027	357	81.97	614
05/01/07	2,175	540,485,701.98	84.86%	7.097	358	81.61	622
12/01/07	1	405,228.05	0.06%	6.750	353	100.00	682
02/01/08	1	304,000.00	0.05%	6.990	355	80.00	656
03/01/08	2	354,008.52	0.06%	7.042	356	84.01	583
04/01/08	3	671,917.37	0.11%	6.841	357	71.64	558
05/01/08	77	20,705,250.45	3.25%	6.563	358	82.68	647
04/01/10	2	387,267.54	0.06%	5.995	357	61.81	657
05/01/10	20	5,608,406.59	0.88%	6.652	358	75.98	641
Total	**2,561**	**636,949,424.11**	**100.00%**	**7.083**	**358**	**81.77**	**622**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	1,415	337,068,835.26	44.22%	6.731	358	81.90	648
No Silent 2nd	2,266	425,221,509.26	55.78%	7.583	356	82.34	606
Total	**3,681**	**762,290,344.52**	**100.00%**	**7.206**	**357**	**82.15**	**624**

Group I Mortgage Loans
As of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$453,046,436	$3,753	$539,754
Average Scheduled Principal Balance	$171,219		
Number of Mortgage Loans	2,646		
Weighted Average Gross Coupon	7.240%	4.990%	13.500%
Weighted Average FICO Score	620	500	808
Weighted Average Combined Original LTV	81.21%	20.34%	100.00%
Weighted Average Original Term	358 months	60 months	360 months
Weighted Average Stated Remaining Term	356 months	57 months	358 months
Weighted Average Seasoning	2 months	2 months	9 months
Weighted Average Gross Margin	6.543%	4.525%	6.990%
Weighted Average Minimum Interest Rate	7.169%	4.990%	12.000%
Weighted Average Maximum Interest Rate	14.168%	11.990%	19.000%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	23 months	15 months	58 months
Maturity Date		Apr 1 2010	May 1 2035
Maximum Zip Code Concentration	0.64%	11207	

ARM	83.81%	Easy Documentation	3.34%
Fixed Rate	16.19%	Full Documentation	63.99%
		Stated Documentation	32.67%
2/28 6 MO LIBOR	57.27%		
2/28 6 MO LIBOR IO	22.88%	Cash Out Refinance	47.89%
3/27 6 MO LIBOR	1.11%	Home Improvement	1.80%
3/27 6 MO LIBOR IO	1.62%	Purchase	49.59%
5/25 6 MO LIBOR	0.94%	Rate/Term Refinance	0.73%
Fixed Rate	16.19%		
		Condominium	7.03%
Interest Only	24.50%	Single Family	78.33%
Not Interest Only	75.50%	Two-Four Family	14.64%
Prepay Penalty: N/A	22.90%	Non-owner	7.65%
Prepay Penalty: 12 months	14.07%	Primary	91.81%
Prepay Penalty: 24 months	51.67%	Second Home	0.53%
Prepay Penalty: 30 months	0.10%		
Prepay Penalty: 36 months	11.26%	Top 5 States:	
		California	20.00%
First Lien	95.94%	New York	10.95%
Second Lien	4.06%	Florida	9.03%
		New Jersey	8.37%
		Maryland	6.62%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	388	10,697,702.61	2.36%	10.194	316	99.33	632
50,000.01 - 100,000.00	293	22,073,599.82	4.87%	8.460	353	86.54	623
100,000.01 - 150,000.00	502	63,487,197.16	14.01%	7.466	356	80.71	610
150,000.01 - 200,000.00	501	87,297,160.33	19.27%	7.263	357	79.22	608
200,000.01 - 250,000.00	355	79,493,579.64	17.55%	7.085	358	80.31	619
250,000.01 - 300,000.00	282	77,758,002.14	17.16%	7.062	358	80.06	621
300,000.01 - 350,000.00	232	75,201,499.09	16.60%	6.827	357	81.63	622
350,000.01 - 400,000.00	61	22,490,665.65	4.96%	6.816	358	81.94	645
400,000.01 - 450,000.00	20	8,562,705.91	1.89%	6.689	349	84.12	666
450,000.01 - 500,000.00	6	2,845,887.32	0.63%	6.576	358	77.48	692
500,000.01 - 550,000.00	6	3,138,436.29	0.69%	6.729	358	79.21	690
Total	**2,646**	**453,046,435.96**	**100.00%**	**7.240**	**356**	**81.21**	**620**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	3	898,890.00	0.20%	4.990	358	80.00	721
5.000 - 5.499	18	4,672,337.45	1.03%	5.322	358	79.61	673
5.500 - 5.999	178	43,489,778.18	9.60%	5.854	356	78.08	662
6.000 - 6.499	308	68,702,911.80	15.16%	6.259	357	79.36	640
6.500 - 6.999	536	116,383,483.38	25.69%	6.765	357	80.76	632
7.000 - 7.499	327	65,264,292.01	14.41%	7.240	358	82.89	623
7.500 - 7.999	377	69,828,094.13	15.41%	7.739	357	82.06	598
8.000 - 8.499	140	22,894,915.69	5.05%	8.219	358	83.50	581
8.500 - 8.999	226	27,321,354.48	6.03%	8.711	353	82.89	575
9.000 - 9.499	99	10,467,157.57	2.31%	9.249	354	81.38	569
9.500 - 9.999	114	8,922,646.03	1.97%	9.747	354	83.09	581
10.000 -10.499	58	3,096,814.67	0.68%	10.239	346	84.29	589
10.500 -10.999	108	5,362,585.32	1.18%	10.781	346	87.51	584
11.000 -11.499	74	2,733,771.88	0.60%	11.171	321	89.58	584
11.500 -11.999	32	2,099,923.79	0.46%	11.686	334	69.53	542
12.000 -12.499	36	765,601.02	0.17%	12.097	263	75.62	551
12.500 -12.999	4	83,418.64	0.02%	12.517	110	98.41	656
13.000 -13.499	7	48,787.92	0.01%	13.115	110	93.10	620
13.500 -13.999	1	9,672.00	0.00%	13.500	116	95.00	555
Total	**2,646**	**453,046,435.96**	**100.00%**	**7.240**	**356**	**81.21**	**620**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	156	29,637,115.89	6.54%	8.753	358	73.64	513
525-549	178	35,500,532.80	7.84%	8.019	358	75.18	536
550-574	226	37,978,143.82	8.38%	7.727	354	81.71	561
575-599	454	67,023,793.47	14.79%	7.304	356	81.78	588
600-624	424	69,931,854.36	15.44%	7.051	356	82.99	613
625-649	436	73,773,685.70	16.28%	6.947	355	82.04	637
650-674	346	57,917,904.54	12.78%	6.928	356	82.88	661
675-699	200	37,412,430.79	8.26%	6.740	357	81.87	685
700+	226	43,870,974.59	9.68%	6.698	357	82.92	734
Total	**2,646**	**453,046,435.96**	**100.00%**	**7.240**	**356**	**81.21**	**620**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	29	4,635,196.44	1.02%	7.606	346	42.59	585
50.00- 54.99	24	4,200,971.23	0.93%	7.333	358	52.34	584
55.00- 59.99	39	6,918,530.57	1.53%	7.383	358	57.32	588
60.00- 64.99	56	11,068,744.64	2.44%	7.520	356	62.32	585
65.00- 69.99	70	13,795,979.00	3.05%	7.548	354	66.93	573
70.00- 74.99	101	20,477,771.51	4.52%	8.073	354	71.68	570
75.00- 79.99	155	34,544,246.97	7.62%	7.320	357	77.12	593
80.00	961	200,562,234.35	44.27%	6.833	357	80.00	638
80.01- 84.99	41	9,307,016.26	2.05%	6.852	358	83.63	618
85.00- 89.99	190	39,281,392.35	8.67%	7.019	358	86.08	607
90.00- 94.99	413	76,771,899.36	16.95%	7.307	358	90.06	616
95.00- 99.99	110	7,184,602.67	1.59%	8.246	338	95.41	630
100.00	457	24,297,850.61	5.36%	9.346	345	100.00	649
Total	**2,646**	**453,046,435.96**	**100.00%**	**7.240**	**356**	**81.21**	**620**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60	8	61,182.08	0.01%	12.250	58	94.09	640
120	74	900,033.31	0.20%	11.349	118	96.76	626
180	45	2,191,351.69	0.48%	8.017	178	75.54	621
240	55	1,754,285.41	0.39%	9.079	238	92.79	618
360	2,464	448,139,583.47	98.92%	7.220	358	81.16	620
Total	**2,646**	**453,046,435.96**	**100.00%**	**7.240**	**356**	**81.21**	**620**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1-60	8	61,182.08	0.01%	12.250	58	94.09	640
61-120	74	900,033.31	0.20%	11.349	118	96.76	626
121-180	45	2,191,351.69	0.48%	8.017	178	75.54	621
181-240	55	1,754,285.41	0.39%	9.079	238	92.79	618
301-360	2,464	448,139,583.47	98.92%	7.220	358	81.16	620
Total	**2,646**	**453,046,435.96**	**100.00%**	**7.240**	**356**	**81.21**	**620**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	65	11,400,486.96	2.52%	7.215	355	81.85	637
20.01 -25.00	62	9,181,635.06	2.03%	7.124	352	78.41	627
25.01 -30.00	122	20,015,470.15	4.42%	7.238	356	81.10	617
30.01 -35.00	227	36,296,497.72	8.01%	7.329	357	80.23	611
35.01 -40.00	410	68,519,903.65	15.12%	7.246	357	81.20	622
40.01 -45.00	599	100,970,297.48	22.29%	7.212	356	81.02	625
45.01 -50.00	864	147,122,094.80	32.47%	7.087	356	82.58	630
50.01 -55.00	291	58,761,575.31	12.97%	7.590	356	79.20	586
55.01 -60.00	2	237,837.70	0.05%	11.259	358	63.31	527
60.01+	4	540,637.13	0.12%	9.638	332	77.60	547
Total	**2,646**	**453,046,435.96**	**100.00%**	**7.240**	**356**	**81.21**	**620**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,856	379,720,713.74	83.81%	7.168	358	81.25	618
Fixed Rate	790	73,325,722.22	16.19%	7.611	346	81.00	628
Total	**2,646**	**453,046,435.96**	**100.00%**	**7.240**	**356**	**81.21**	**620**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	1,291	259,438,773.65	57.27%	7.480	358	81.23	610
2/28 6 MO LIBOR IO	486	103,635,964.95	22.88%	6.450	358	81.31	636
3/27 6 MO LIBOR	25	5,008,428.23	1.11%	7.216	358	85.71	646
3/27 6 MO LIBOR IO	35	7,360,421.61	1.62%	6.417	358	81.42	655
5/25 6 MO LIBOR	19	4,277,125.30	0.94%	6.856	358	75.85	642
Fixed Rate	790	73,325,722.22	16.19%	7.611	346	81.00	628
Total	**2,646**	**453,046,435.96**	**100.00%**	**7.240**	**356**	**81.21**	**620**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	521	110,996,386.56	24.50%	6.448	358	81.32	637
Not Interest Only	2,125	342,050,049.40	75.50%	7.497	355	81.18	615
Total	**2,646**	**453,046,435.96**	**100.00%**	**7.240**	**356**	**81.21**	**620**

Interest Only Term	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
N/A	2,125	342,050,049.40	75.50%	7.497	355	81.18	615
60	521	110,996,386.56	24.50%	6.448	358	81.32	637
Total	**2,646**	**453,046,435.96**	**100.00%**	**7.240**	**356**	**81.21**	**620**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: N/A	668	103,729,864.21	22.90%	7.422	355	81.60	620
Prepay Penalty: 12 months	327	63,744,314.28	14.07%	7.388	356	80.57	619
Prepay Penalty: 24 months	1,344	234,075,860.24	51.67%	7.191	357	82.00	618
Prepay Penalty: 30 months	2	462,419.17	0.10%	7.616	358	96.94	657
Prepay Penalty: 36 months	305	51,033,978.06	11.26%	6.904	353	77.46	632
Total	**2,646**	**453,046,435.96**	**100.00%**	**7.240**	**356**	**81.21**	**620**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	2,134	434,659,045.06	95.94%	7.123	357	80.44	619
Second Lien	512	18,387,390.90	4.06%	9.989	331	99.58	641
Total	**2,646**	**453,046,435.96**	**100.00%**	**7.240**	**356**	**81.21**	**620**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	70	15,151,974.89	3.34%	7.160	356	80.78	606
Full Documentation	1,848	289,904,033.06	63.99%	7.142	356	82.69	612
Stated Documentation	728	147,990,428.01	32.67%	7.438	357	78.36	638
Total	**2,646**	**453,046,435.96**	**100.00%**	**7.240**	**356**	**81.21**	**620**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	1,113	216,945,087.12	47.89%	7.311	356	78.94	596
Home Improvement	35	8,132,466.33	1.80%	7.037	357	77.37	597
Purchase	1,480	224,683,734.05	49.59%	7.183	356	83.58	644
Rate/Term Refinance	18	3,285,148.46	0.73%	6.890	357	79.00	622
Total	**2,646**	**453,046,435.96**	**100.00%**	**7.240**	**356**	**81.21**	**620**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	199	31,869,263.46	7.03%	7.274	357	82.04	637
Single Family	2,170	354,863,476.49	78.33%	7.240	356	81.26	615
Two-Four Family	277	66,313,696.01	14.64%	7.221	356	80.55	637
Total	**2,646**	**453,046,435.96**	**100.00%**	**7.240**	**356**	**81.21**	**620**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	210	34,669,788.59	7.65%	7.579	354	84.68	646
Primary	2,420	415,954,268.69	91.81%	7.212	356	80.95	618
Second Home	16	2,422,378.68	0.53%	7.179	355	75.97	625
Total	**2,646**	**453,046,435.96**	**100.00%**	**7.240**	**356**	**81.21**	**620**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alaska	1	283,621.47	0.06%	8.050	358	80.00	506
Arizona	60	8,595,076.96	1.90%	7.355	355	83.97	617
Arkansas	2	74,571.81	0.02%	9.849	334	81.50	525
California	408	90,600,179.99	20.00%	6.869	357	78.99	624
Colorado	85	11,276,926.60	2.49%	6.944	357	83.64	628
Connecticut	48	7,537,513.20	1.66%	7.819	357	81.06	614
Delaware	16	2,344,400.74	0.52%	7.855	315	85.99	595
District of Columbia	14	3,259,350.57	0.72%	8.081	358	75.46	582
Florida	290	40,920,327.00	9.03%	7.491	355	82.49	618
Georgia	174	19,885,703.43	4.39%	7.459	355	86.52	627
Hawaii	20	5,852,961.61	1.29%	6.449	358	77.81	643
Idaho	11	1,372,601.81	0.30%	7.560	358	83.00	637
Illinois	187	28,290,685.56	6.24%	7.587	356	83.49	614
Indiana	16	1,592,044.10	0.35%	7.914	354	87.21	598
Iowa	1	136,000.00	0.03%	7.300	358	80.00	607
Kansas	8	761,409.79	0.17%	7.743	355	84.59	578
Kentucky	1	19,136.92	0.00%	11.250	238	100.00	590
Maine	2	210,024.64	0.05%	8.081	358	69.53	517
Maryland	174	29,977,710.20	6.62%	7.266	357	79.73	608
Massachusetts	113	23,744,021.19	5.24%	7.169	357	79.08	625
Michigan	42	5,751,510.05	1.27%	7.359	357	82.51	613
Minnesota	58	7,664,726.50	1.69%	7.328	356	84.42	626
Missouri	27	2,470,953.49	0.55%	7.936	356	84.90	623
Nevada	55	8,889,556.27	1.96%	7.218	357	83.61	623
New Hampshire	17	2,818,285.31	0.62%	7.387	358	83.00	636
New Jersey	178	37,919,186.78	8.37%	7.328	355	80.17	613
New Mexico	7	1,241,045.59	0.27%	7.311	357	79.24	618
New York	190	49,600,491.85	10.95%	7.030	356	79.52	631
North Carolina	66	7,243,933.96	1.60%	7.765	356	85.17	602
Ohio	36	3,950,683.22	0.87%	7.399	356	84.44	618
Oklahoma	4	476,462.25	0.11%	7.402	358	83.51	661
Oregon	19	2,420,717.40	0.53%	6.923	357	80.08	622
Pennsylvania	34	4,620,236.36	1.02%	7.610	352	81.60	596
Rhode Island	16	2,760,438.02	0.61%	7.241	357	78.86	612
South Carolina	19	1,779,122.73	0.39%	7.733	353	84.89	595
Tennessee	22	1,781,458.92	0.39%	7.644	349	85.10	612
Texas	37	3,377,688.37	0.75%	8.178	351	84.58	591
Utah	9	1,156,724.33	0.26%	7.244	358	85.42	610
Vermont	5	834,537.90	0.18%	6.712	358	81.64	646
Virginia	87	17,036,845.26	3.76%	7.296	357	81.37	620
Washington	52	7,908,030.09	1.75%	7.012	357	82.80	632
West Virginia	4	656,992.40	0.15%	7.793	358	81.02	606

Continued on the next page

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Wisconsin	30	3,734,304.29	0.82%	7.211	356	85.13	641
Wyoming	1	218,237.03	0.05%	8.550	358	95.00	591
Total	**2,646**	**453,046,435.96**	**100.00%**	**7.240**	**356**	**81.21**	**620**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	21	5,333,255.11	1.40%	5.397	358	79.65	682
5.000 - 5.499	120	29,440,807.87	7.75%	5.904	358	78.97	655
5.500 - 5.999	186	42,402,030.89	11.17%	6.370	358	80.87	646
6.000 - 6.499	283	59,741,451.30	15.73%	6.826	358	81.96	627
6.500 - 6.999	1,246	242,803,168.57	63.94%	7.584	358	81.46	606
Total	**1,856**	**379,720,713.74**	**100.00%**	**7.168**	**358**	**81.25**	**618**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	3	898,890.00	0.24%	4.990	358	80.00	721
5.000 - 5.499	18	4,672,337.45	1.23%	5.322	358	79.61	673
5.500 - 5.999	144	34,755,602.30	9.15%	5.820	358	79.26	664
6.000 - 6.499	247	56,709,734.98	14.93%	6.257	358	80.78	641
6.500 - 6.999	436	96,464,517.51	25.40%	6.780	358	82.14	633
7.000 - 7.499	305	60,979,988.14	16.06%	7.239	358	83.25	623
7.500 - 7.999	345	65,148,236.61	17.16%	7.732	358	82.35	599
8.000 - 8.499	122	19,918,050.95	5.25%	8.222	358	83.40	579
8.500 - 8.999	136	22,115,270.54	5.82%	8.694	358	80.37	559
9.000 - 9.499	40	7,430,109.97	1.96%	9.260	358	75.47	537
9.500 - 9.999	26	4,600,140.00	1.21%	9.712	358	71.06	528
10.000 -10.499	7	1,105,785.71	0.29%	10.209	358	63.40	528
10.500 -10.999	12	2,077,476.34	0.55%	10.753	358	66.09	532
11.000 -11.499	4	669,539.32	0.18%	11.192	358	57.78	544
11.500 -11.999	8	1,712,050.39	0.45%	11.684	358	63.38	527
12.000 -12.499	3	462,983.53	0.12%	12.000	358	63.25	515
Total	**1,856**	**379,720,713.74**	**100.00%**	**7.168**	**358**	**81.25**	**618**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	3	898,890.00	0.24%	4.990	358	80.00	721
12.000 -12.499	18	4,672,337.45	1.23%	5.322	358	79.61	673
12.500 -12.999	144	34,755,602.30	9.15%	5.820	358	79.26	664
13.000 -13.499	248	56,929,734.98	14.99%	6.257	358	80.77	641
13.500 -13.999	436	96,464,517.51	25.40%	6.780	358	82.14	633
14.000 -14.499	305	60,979,988.14	16.06%	7.239	358	83.25	623
14.500 -14.999	344	64,928,236.61	17.10%	7.737	358	82.36	599
15.000 -15.499	122	19,918,050.95	5.25%	8.222	358	83.40	579
15.500 -15.999	136	22,115,270.54	5.82%	8.694	358	80.37	559
16.000 -16.499	40	7,430,109.97	1.96%	9.260	358	75.47	537
16.500 -16.999	26	4,600,140.00	1.21%	9.712	358	71.06	528
17.000 -17.499	7	1,105,785.71	0.29%	10.209	358	63.40	528
17.500 -17.999	12	2,077,476.34	0.55%	10.753	358	66.09	532
18.000 -18.499	4	669,539.32	0.18%	11.192	358	57.78	544
18.500 -18.999	8	1,712,050.39	0.45%	11.684	358	63.38	527
19.000 -19.499	3	462,983.53	0.12%	12.000	358	63.25	515
Total	**1,856**	**379,720,713.74**	**100.00%**	**7.168**	**358**	**81.25**	**618**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	1,856	379,720,713.74	100.00%	7.168	358	81.25	618
Total	**1,856**	**379,720,713.74**	**100.00%**	**7.168**	**358**	**81.25**	**618**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	1,856	379,720,713.74	100.00%	7.168	358	81.25	618
Total	**1,856**	**379,720,713.74**	**100.00%**	**7.168**	**358**	**81.25**	**618**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10/01/06	2	454,931.25	0.12%	8.474	351	72.30	514
01/01/07	4	662,133.42	0.17%	7.200	354	80.68	630
02/01/07	14	2,533,630.83	0.67%	7.145	355	82.10	610
03/01/07	37	7,630,023.15	2.01%	7.243	356	82.75	590
04/01/07	122	24,567,586.60	6.47%	7.046	357	81.78	614
05/01/07	1,598	327,226,433.35	86.18%	7.194	358	81.18	618
02/01/08	1	304,000.00	0.08%	6.990	355	80.00	656
03/01/08	1	212,000.00	0.06%	6.400	356	80.00	596
04/01/08	2	222,129.41	0.06%	7.380	357	80.00	621
05/01/08	56	11,630,720.43	3.06%	6.728	358	83.36	653
04/01/10	2	387,267.54	0.10%	5.995	357	61.81	657
05/01/10	17	3,889,857.76	1.02%	6.941	358	77.25	640
Total	**1,856**	**379,720,713.74**	**100.00%**	**7.168**	**358**	**81.25**	**618**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	1,076	215,732,232.19	47.62%	6.814	358	82.19	644
No Silent 2nd	1,570	237,314,203.77	52.38%	7.626	354	80.32	598
Total	**2,646**	**453,046,435.96**	**100.00%**	**7.240**	**356**	**81.21**	**620**

Group II Mortgage Loans
As of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$309,243,909	$19,011	$1,000,000
Average Scheduled Principal Balance	$298,786		
Number of Mortgage Loans	1,035		
Weighted Average Gross Coupon	7.157%	4.990%	12.750%
Weighted Average FICO Score	631	501	804
Weighted Average Combined Original LTV	83.52%	38.71%	100.00%
Weighted Average Original Term	360 months	60 months	360 months
Weighted Average Stated Remaining Term	357 months	58 months	358 months
Weighted Average Seasoning	2 months	2 months	9 months
Weighted Average Gross Margin	6.397%	4.525%	6.990%
Weighted Average Minimum Interest Rate	6.957%	4.990%	12.250%
Weighted Average Maximum Interest Rate	13.957%	11.990%	19.250%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	22 months	15 months	58 months
Maturity Date		May 1 2010	May 1 2035
Maximum Zip Code Concentration	0.79%	20744	

ARM	83.18%	Easy Documentation	5.30%
Fixed Rate	16.82%	Full Documentation	58.15%
		Stated Documentation	36.54%
2/28 6 MO LIBOR	49.92%		
2/28 6 MO LIBOR IO	29.45%	Cash Out Refinance	48.86%
3/27 6 MO LIBOR	1.38%	Home Improvement	2.37%
3/27 6 MO LIBOR IO	1.87%	Purchase	48.43%
5/25 6 MO LIBOR	0.56%	Rate/Term Refinance	0.33%
Fixed Rate	16.82%		
		Condominium	5.13%
Interest Only	31.32%	Single Family	87.10%
Not Interest Only	68.68%	Two-Four Family	7.77%
Prepay Penalty: N/A	13.19%	Non-owner	3.67%
Prepay Penalty: 12 months	11.12%	Primary	95.31%
Prepay Penalty: 24 months	63.97%	Second Home	1.02%
Prepay Penalty: 36 months	11.72%		
		Top 5 States:	
First Lien	92.22%	California	45.44%
Second Lien	7.78%	New York	11.22%
		Florida	10.47%
		Maryland	6.55%
		Virginia	3.87%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	29	902,787.01	0.29%	10.321	274	91.53	622
50,000.01 - 100,000.00	235	19,244,803.21	6.22%	9.402	356	91.76	622
100,000.01 - 150,000.00	177	21,786,959.01	7.05%	8.814	356	90.21	622
150,000.01 - 200,000.00	56	9,444,539.54	3.05%	8.139	357	86.65	609
200,000.01 - 250,000.00	19	4,240,870.80	1.37%	7.614	358	81.54	590
250,000.01 - 300,000.00	11	3,004,347.23	0.97%	8.186	358	77.36	579
300,000.01 - 350,000.00	10	3,327,037.40	1.08%	7.484	358	80.25	603
350,000.01 - 400,000.00	122	46,309,385.42	14.98%	6.805	358	83.45	625
400,000.01 - 450,000.00	93	39,382,491.66	12.74%	6.697	358	82.04	634
450,000.01 - 500,000.00	91	43,160,225.84	13.96%	6.687	358	82.00	635
500,000.01 - 550,000.00	58	30,450,168.67	9.85%	6.854	358	83.24	642
550,000.01 - 600,000.00	52	30,095,604.93	9.73%	6.903	358	79.80	628
600,000.01 - 650,000.00	15	9,329,147.98	3.02%	6.443	358	85.68	675
650,000.01 - 700,000.00	29	19,475,695.73	6.30%	6.694	358	81.76	621
700,000.01 - 750,000.00	29	21,438,235.00	6.93%	6.966	358	82.52	644
750,000.01 - 800,000.00	3	2,362,830.15	0.76%	6.044	357	74.06	682
800,000.01 - 850,000.00	4	3,342,763.28	1.08%	7.022	358	92.94	631
900,000.01 - 950,000.00	1	946,015.70	0.31%	5.750	358	80.00	637
950,000.01 - 1,000,000.00	1	1,000,000.00	0.32%	5.500	358	56.34	707
Total	**1,035**	**309,243,908.56**	**100.00%**	**7.157**	**357**	**83.52**	**631**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	2	917,220.00	0.30%	4.990	358	80.00	653
5.000 - 5.499	17	8,052,747.43	2.60%	5.305	358	79.89	689
5.500 - 5.999	91	43,910,650.45	14.20%	5.784	358	78.71	664
6.000 - 6.499	100	46,378,841.63	15.00%	6.285	358	81.67	659
6.500 - 6.999	169	78,733,335.42	25.46%	6.753	358	82.50	633
7.000 - 7.499	82	30,889,324.95	9.99%	7.243	358	85.21	619
7.500 - 7.999	127	36,324,200.56	11.75%	7.754	357	83.96	593
8.000 - 8.499	68	18,397,670.00	5.95%	8.235	358	86.93	598
8.500 - 8.999	119	19,607,649.67	6.34%	8.720	357	86.86	606
9.000 - 9.499	64	7,346,685.76	2.38%	9.233	358	88.21	609
9.500 - 9.999	82	8,856,954.85	2.86%	9.756	358	91.60	617
10.000 -10.499	26	2,715,682.83	0.88%	10.164	351	94.06	607
10.500 -10.999	43	4,112,161.76	1.33%	10.799	348	96.15	612
11.000 -11.499	19	1,563,017.46	0.51%	11.183	352	94.70	599
11.500 -11.999	12	769,837.56	0.25%	11.680	324	84.85	573
12.000 -12.499	7	224,841.48	0.07%	12.250	261	81.13	585
12.500 -12.999	7	443,086.75	0.14%	12.546	330	99.03	626
Total	**1,035**	**309,243,908.56**	**100.00%**	**7.157**	**357**	**83.52**	**631**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	61	15,731,586.10	5.09%	8.505	358	76.14	512
525-549	66	18,225,197.01	5.89%	7.968	358	76.08	536
550-574	91	26,701,600.16	8.63%	7.511	357	83.36	561
575-599	120	34,641,781.27	11.20%	7.335	357	81.92	588
600-624	140	38,544,087.25	12.46%	7.130	357	85.10	611
625-649	180	49,688,939.79	16.07%	7.068	357	84.87	638
650-674	150	45,321,908.74	14.66%	6.964	357	85.87	661
675-699	112	38,993,576.19	12.61%	6.752	357	86.04	685
700+	115	41,395,232.05	13.39%	6.638	358	82.97	727
Total	**1,035**	**309,243,908.56**	**100.00%**	**7.157**	**357**	**83.52**	**631**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	6	1,422,748.68	0.46%	7.249	358	44.27	581
50.00- 54.99	3	963,851.57	0.31%	6.520	358	51.60	624
55.00- 59.99	4	2,372,937.84	0.77%	6.110	358	57.80	673
60.00- 64.99	21	6,163,255.30	1.99%	7.772	358	62.96	573
65.00- 69.99	27	8,289,122.20	2.68%	7.184	358	66.41	600
70.00- 74.99	36	11,853,737.49	3.83%	7.316	358	72.39	579
75.00- 79.99	60	24,450,067.45	7.91%	7.192	358	77.11	599
80.00	311	120,366,106.65	38.92%	6.632	358	80.00	646
80.01- 84.99	20	9,553,140.61	3.09%	6.518	358	84.26	608
85.00- 89.99	84	30,752,029.21	9.94%	6.920	357	86.61	610
90.00- 94.99	163	47,723,009.62	15.43%	7.164	358	90.18	629
95.00- 99.99	48	8,501,898.93	2.75%	7.964	351	95.31	649
100.00	252	36,832,003.01	11.91%	8.942	356	100.00	659
Total	**1,035**	**309,243,908.56**	**100.00%**	**7.157**	**357**	**83.52**	**631**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60	1	25,839.15	0.01%	11.500	58	85.00	595
120	1	118,862.44	0.04%	10.590	118	100.00	653
180	18	470,369.18	0.15%	11.494	177	95.76	621
240	1	95,666.81	0.03%	7.850	238	80.00	695
360	1,014	308,533,170.98	99.77%	7.149	358	83.49	631
Total	**1,035**	**309,243,908.56**	**100.00%**	**7.157**	**357**	**83.52**	**631**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1- 60	1	25,839.15	0.01%	11.500	58	85.00	595
61-120	1	118,862.44	0.04%	10.590	118	100.00	653
121-180	18	470,369.18	0.15%	11.494	177	95.76	621
181-240	1	95,666.81	0.03%	7.850	238	80.00	695
301-360	1,014	308,533,170.98	99.77%	7.149	358	83.49	631
Total	**1,035**	**309,243,908.56**	**100.00%**	**7.157**	**357**	**83.52**	**631**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	25	7,057,393.82	2.28%	7.518	356	85.86	615
20.01 -25.00	25	6,246,181.25	2.02%	7.099	358	76.20	631
25.01 -30.00	53	15,383,154.12	4.97%	7.027	358	83.96	632
30.01 -35.00	76	20,169,871.82	6.52%	7.349	357	84.60	636
35.01 -40.00	131	37,016,673.98	11.97%	7.192	357	83.20	627
40.01 -45.00	219	68,733,790.92	22.23%	7.016	358	83.64	652
45.01 -50.00	391	113,363,413.25	36.66%	7.168	357	84.85	637
50.01 -55.00	114	40,702,257.54	13.16%	7.230	357	80.05	584
55.01 -60.00	1	571,171.86	0.18%	7.640	358	71.50	533
Total	**1,035**	**309,243,908.56**	**100.00%**	**7.157**	**357**	**83.52**	**631**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	705	257,228,710.37	83.18%	6.957	358	82.54	627
Fixed Rate	330	52,015,198.19	16.82%	8.147	355	88.32	648
Total	**1,035**	**309,243,908.56**	**100.00%**	**7.157**	**357**	**83.52**	**631**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	480	154,379,701.04	49.92%	7.369	358	82.96	611
2/28 6 MO LIBOR IO	198	91,058,905.95	29.45%	6.339	358	82.08	655
3/27 6 MO LIBOR	12	4,273,884.57	1.38%	7.021	357	81.91	608
3/27 6 MO LIBOR IO	12	5,797,669.98	1.87%	5.945	358	82.09	656
5/25 6 MO LIBOR	3	1,718,548.83	0.56%	5.996	358	73.10	643
Fixed Rate	330	52,015,198.19	16.82%	8.147	355	88.32	648
Total	**1,035**	**309,243,908.56**	**100.00%**	**7.157**	**357**	**83.52**	**631**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	210	96,856,575.93	31.32%	6.316	358	82.08	655
Not Interest Only	825	212,387,332.63	68.68%	7.541	357	84.17	620
Total	**1,035**	**309,243,908.56**	**100.00%**	**7.157**	**357**	**83.52**	**631**

Interest Only Term	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
N/A	825	212,387,332.63	68.68%	7.541	357	84.17	620
60	210	96,856,575.93	31.32%	6.316	358	82.08	655
Total	**1,035**	**309,243,908.56**	**100.00%**	**7.157**	**357**	**83.52**	**631**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: N/A	138	40,803,480.10	13.19%	7.698	357	85.95	639
Prepay Penalty: 12 months	102	34,372,800.08	11.12%	7.377	357	84.09	629
Prepay Penalty: 24 months	675	197,821,046.67	63.97%	7.091	358	83.41	629
Prepay Penalty: 36 months	120	36,246,581.71	11.72%	6.705	357	80.80	638
Total	**1,035**	**309,243,908.56**	**100.00%**	**7.157**	**357**	**83.52**	**631**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	779	285,182,885.62	92.22%	6.935	358	82.18	629
Second Lien	256	24,061,022.94	7.78%	9.794	352	99.35	651
Total	**1,035**	**309,243,908.56**	**100.00%**	**7.157**	**357**	**83.52**	**631**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	39	16,405,306.80	5.30%	7.246	357	84.29	613
Full Documentation	637	179,830,574.76	58.15%	6.967	357	84.51	621
Stated Documentation	359	113,008,027.00	36.54%	7.447	357	81.82	649
Total	**1,035**	**309,243,908.56**	**100.00%**	**7.157**	**357**	**83.52**	**631**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	455	151,109,258.56	48.86%	7.138	358	82.12	609
Home Improvement	17	7,334,509.98	2.37%	7.043	358	82.28	606
Purchase	560	149,779,256.21	48.43%	7.187	357	84.92	654
Rate/Term Refinance	3	1,020,883.81	0.33%	6.476	358	92.32	687
Total	**1,035**	**309,243,908.56**	**100.00%**	**7.157**	**357**	**83.52**	**631**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	54	15,854,945.46	5.13%	7.098	357	82.27	648
Single Family	902	269,355,905.79	87.10%	7.142	357	83.53	628
Two-Four Family	79	24,033,057.31	7.77%	7.367	358	84.15	647
Total	**1,035**	**309,243,908.56**	**100.00%**	**7.157**	**357**	**83.52**	**631**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	68	11,363,313.42	3.67%	7.705	354	86.78	648
Primary	958	294,734,982.28	95.31%	7.127	357	83.34	630
Second Home	9	3,145,612.86	1.02%	8.035	358	87.93	622
Total	**1,035**	**309,243,908.56**	**100.00%**	**7.157**	**357**	**83.52**	**631**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	10	2,570,639.20	0.83%	7.420	358	84.53	620
California	401	140,507,944.73	45.44%	6.805	357	83.06	644
Colorado	8	1,718,298.02	0.56%	7.044	357	83.82	652
Connecticut	20	7,083,585.75	2.29%	7.504	358	81.33	605
Delaware	5	1,328,308.68	0.43%	7.013	358	82.67	565
District of Columbia	5	1,301,211.46	0.42%	7.324	358	82.64	595
Florida	137	32,388,459.75	10.47%	7.548	357	82.78	622
Georgia	10	2,677,320.33	0.87%	7.709	347	82.70	598
Hawaii	6	2,278,461.05	0.74%	7.374	353	83.47	625
Idaho	3	311,279.79	0.10%	8.378	358	83.34	562
Illinois	17	4,845,892.32	1.57%	7.466	358	84.33	625
Indiana	2	176,560.65	0.06%	7.974	358	87.03	603
Iowa	1	111,966.50	0.04%	7.990	358	80.00	664
Kansas	1	49,990.06	0.02%	9.450	358	90.00	607
Kentucky	3	235,190.21	0.08%	7.752	358	85.49	615
Maine	1	433,779.93	0.14%	7.100	358	100.00	621
Maryland	64	20,257,775.87	6.55%	7.346	358	83.46	604
Massachusetts	14	3,594,121.27	1.16%	7.523	356	86.50	625
Michigan	36	4,712,515.31	1.52%	7.880	357	81.51	587
Minnesota	8	2,593,975.36	0.84%	7.488	358	85.41	635
Missouri	10	872,078.61	0.28%	8.360	358	82.87	602
Nevada	16	5,367,340.05	1.74%	7.182	357	84.75	636
New Jersey	24	9,743,061.08	3.15%	7.184	358	82.84	627
New Mexico	2	834,815.92	0.27%	6.314	358	84.00	682
New York	98	34,693,993.80	11.22%	7.211	358	84.82	642
North Carolina	10	2,045,691.50	0.66%	8.157	358	82.02	590
Ohio	16	2,385,309.94	0.77%	7.202	358	83.64	619
Oklahoma	1	199,670.50	0.06%	6.990	356	100.00	613
Oregon	2	536,239.81	0.17%	8.125	357	79.42	561
Pennsylvania	16	2,829,032.87	0.91%	8.352	358	75.19	552
Rhode Island	4	762,262.57	0.25%	7.504	358	79.08	557
South Carolina	5	1,037,916.57	0.34%	8.119	358	85.96	599
Tennessee	6	529,678.87	0.17%	8.568	358	85.56	570
Texas	14	2,020,705.17	0.65%	7.966	358	84.27	609
Utah	3	664,594.52	0.21%	7.691	358	93.39	673
Virginia	42	11,963,908.31	3.87%	7.692	356	87.52	620
Washington	10	2,677,451.77	0.87%	7.270	358	85.92	607
Wisconsin	4	902,880.46	0.29%	8.180	358	88.97	576
Total	***1,035***	***309,243,908.56***	***100.00%***	***7.157***	***357***	***83.52***	***631***

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	23	10,513,784.61	4.09%	5.375	358	78.63	688
5.000 - 5.499	58	26,571,480.38	10.33%	5.837	358	79.70	662
5.500 - 5.999	72	34,327,959.19	13.35%	6.360	358	83.00	643
6.000 - 6.499	85	41,098,918.22	15.98%	6.761	358	82.16	639
6.500 - 6.999	467	144,716,567.97	56.26%	7.475	358	83.35	610
Total	**705**	**257,228,710.37**	**100.00%**	**6.957**	**358**	**82.54**	**627**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	2	917,220.00	0.36%	4.990	358	80.00	653
5.000 - 5.499	17	8,052,747.43	3.13%	5.305	358	79.89	689
5.500 - 5.999	82	38,924,178.24	15.13%	5.757	358	79.23	662
6.000 - 6.499	80	37,587,704.35	14.61%	6.294	358	82.38	655
6.500 - 6.999	148	70,853,898.96	27.55%	6.759	358	83.09	634
7.000 - 7.499	79	30,274,990.96	11.77%	7.243	358	85.35	619
7.500 - 7.999	115	32,786,365.17	12.75%	7.748	358	83.88	590
8.000 - 8.499	57	16,899,469.09	6.57%	8.233	358	86.84	594
8.500 - 8.999	64	12,850,295.28	5.00%	8.700	357	81.47	580
9.000 - 9.499	26	3,678,468.80	1.43%	9.216	358	77.12	548
9.500 - 9.999	20	2,672,058.03	1.04%	9.648	358	73.19	521
10.000 -10.499	3	590,967.54	0.23%	10.251	358	74.46	504
10.500 -10.999	5	523,105.07	0.20%	10.766	358	71.10	528
11.000 -11.499	3	219,313.80	0.09%	11.161	355	67.00	543
11.500 -11.999	3	293,984.24	0.11%	11.794	358	63.32	521
12.000 -12.499	1	103,943.41	0.04%	12.250	358	65.00	546
Total	**705**	**257,228,710.37**	**100.00%**	**6.957**	**358**	**82.54**	**627**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	2	917,220.00	0.36%	4.990	358	80.00	653
12.000 -12.499	17	8,052,747.43	3.13%	5.305	358	79.89	689
12.500 -12.999	82	38,924,178.24	15.13%	5.757	358	79.23	662
13.000 -13.499	80	37,587,704.35	14.61%	6.294	358	82.38	655
13.500 -13.999	148	70,853,898.96	27.55%	6.759	358	83.09	634
14.000 -14.499	79	30,274,990.96	11.77%	7.243	358	85.35	619
14.500 -14.999	115	32,786,365.17	12.75%	7.748	358	83.88	590
15.000 -15.499	57	16,899,469.09	6.57%	8.233	358	86.84	594
15.500 -15.999	64	12,850,295.28	5.00%	8.700	357	81.47	580
16.000 -16.499	26	3,678,468.80	1.43%	9.216	358	77.12	548
16.500 -16.999	20	2,672,058.03	1.04%	9.648	358	73.19	521
17.000 -17.499	3	590,967.54	0.23%	10.251	358	74.46	504
17.500 -17.999	5	523,105.07	0.20%	10.766	358	71.10	528
18.000 -18.499	3	219,313.80	0.09%	11.161	355	67.00	543
18.500 -18.999	3	293,984.24	0.11%	11.794	358	63.32	521
19.000 -19.499	1	103,943.41	0.04%	12.250	358	65.00	546
Total	**705**	**257,228,710.37**	**100.00%**	**6.957**	**358**	**82.54**	**627**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	705	257,228,710.37	100.00%	6.957	358	82.54	627
Total	**705**	**257,228,710.37**	**100.00%**	**6.957**	**358**	**82.54**	**627**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	705	257,228,710.37	100.00%	6.957	358	82.54	627
Total	**705**	**257,228,710.37**	**100.00%**	**6.957**	**358**	**82.54**	**627**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10/01/06	1	124,996.17	0.05%	8.000	351	75.00	547
11/01/06	7	635,583.27	0.25%	8.948	352	73.26	564
01/01/07	1	406,863.02	0.16%	7.050	354	100.00	609
02/01/07	3	965,950.75	0.38%	7.651	355	87.97	641
03/01/07	45	13,934,334.69	5.42%	7.406	356	88.51	626
04/01/07	44	16,111,610.46	6.26%	6.998	357	82.27	615
05/01/07	577	213,259,268.63	82.91%	6.949	358	82.25	628
12/01/07	1	405,228.05	0.16%	6.750	353	100.00	682
03/01/08	1	142,008.52	0.06%	8.000	356	90.00	564
04/01/08	1	449,787.96	0.17%	6.575	357	67.51	527
05/01/08	21	9,074,530.02	3.53%	6.352	358	81.80	640
05/01/10	3	1,718,548.83	0.67%	5.996	358	73.10	643
Total	**705**	**257,228,710.37**	**100.00%**	**6.957**	**358**	**82.54**	**627**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	339	121,336,603.07	39.24%	6.584	358	81.38	654
No Silent 2nd	696	187,907,305.49	60.76%	7.527	357	84.89	616
Total	**1,035**	**309,243,908.56**	**100.00%**	**7.157**	**357**	**83.52**	**631**

Fremont 2005-2 - Breakeven Analysis - M2

Declaration

Settle	7/28/2005			
First Payment	8/25/2005			
Class M2				
Forward LIBOR				
Default	6616 SDA	4962 SDA	5365 SDA	4086 SDA
WAL for Princ Pmts	6.23	7.23	9.67	11.75
Total Collat Loss (Collat Maturity)	21.94%	22.51%	24.65%	25.83%
Prepay	100 PricingSpeed	100 PricingSpeed	65 PricingSpeed	65 PricingSpeed
Loss Severity	45%	55%	45%	55%
Forward LIBOR + 200bps				
Default	5682 SDA	4311 SDA	4593 SDA	3550 SDA
WAL for Princ Pmts	6.78	7.72	10.93	12.79
Total Collat Loss (Collat Maturity)	20.06%	20.52%	22.66%	23.67%
Prepay	100 PricingSpeed	100 PricingSpeed	65 PricingSpeed	65 PricingSpeed
Loss Severity	45%	55%	45%	55%
Servicer Advances	100%			
Liquidation Lag	12			
Triggers	FAIL			
Optional Redemption	Call (N)			

Fremont 2005-2 - Stress Runs - M1

Cheyne Capital

Settle	7/28/2005			
First Payment	8/25/2005			
Class M1				
To Maturity	*Forward*	*Forward + 100bps*	*Forward + 200bps*	*Forward + 300bps*
Price	100-00	100-00	100-00	100-00
Disc Margin	48.0	48.0	44.9	19.9
WAL for Princ Pmts	3.15	3.19	3.28	3.35
Total Collat Loss (Collat Maturity)	5.00%	5.00%	5.00%	5.00%
To Call	*Forward*	*Forward + 100bps*	*Forward + 200bps*	*Forward + 300bps*
Price	100-00	100-00	100-00	100-00
Disc Margin	48.0	48.0	44.9	19.9
WAL for Princ Pmts	3.15	3.19	3.28	3.35
Total Collat Loss (Call Sensitive)	4.03%	4.03%	4.03%	4.03%
Prepay (FRM)	100 *cheyne_prepay_frm			
Prepay (ARM)	100 *cheyne_prepay_arm			
Default	5 *cheyne_def			
Loss Severity	100%			
Servicer Advances	100%			
Liquidation Lag	0			
Triggers	FAIL			

Fremont 2005-2 - Cashflows - M1 (Static LIBOR)

Cheyne

LIBOR_1MO=3.38000
LIBOR_6MO=3.80000
100 PricingSpeed
Call (Y)

Period	Date	Principal	Interest	Cash Flow	Balance	Sched Princ	Unsched Princ	Princ Writedown	Accum Princ Writedown	Gross Writedown	Accum Gross Writedown	Accrued Interest	Interest Shortfall	Accum Interest Shortfall	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Capped Optimal Interest	Coupon	Effective Coupon	Couponcap Rate	Cre Su
Total		40,020,000.00	7,384,794.08	47,404,794.08		0	40,020,000.00	0		0		7,384,794.08	0		0		0	7,384,794.08				
0	28-Jul-05	0	0	0	40,020,000.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	
1	25-Aug-05	0	120,148.93	120,148.93	40,020,000.00	0	0	0	0	0	0	120,148.93	0	0	0	0	0	120,148.93	3.86	3.86	7.17994	
2	25-Sep-05	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	6.48474	
3	25-Oct-05	0	128,731.00	128,731.00	40,020,000.00	0	0	0	0	0	0	128,731.00	0	0	0	0	0	128,731.00	3.86	3.86	6.70049	
4	25-Nov-05	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	6.48391	
5	25-Dec-05	0	128,731.00	128,731.00	40,020,000.00	0	0	0	0	0	0	128,731.00	0	0	0	0	0	128,731.00	3.86	3.86	6.69955	
6	25-Jan-06	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	6.48293	
7	25-Feb-06	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	6.48239	
8	25-Mar-06	0	120,148.93	120,148.93	40,020,000.00	0	0	0	0	0	0	120,148.93	0	0	0	0	0	120,148.93	3.86	3.86	7.17628	
9	25-Apr-06	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	6.48118	
10	25-May-06	0	128,731.00	128,731.00	40,020,000.00	0	0	0	0	0	0	128,731.00	0	0	0	0	0	128,731.00	3.86	3.86	6.69653	
11	25-Jun-06	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	6.47992	
12	25-Jul-06	0	128,731.00	128,731.00	40,020,000.00	0	0	0	0	0	0	128,731.00	0	0	0	0	0	128,731.00	3.86	3.86	6.69544	
13	25-Aug-06	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	6.47914	
14	25-Sep-06	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	6.47895	
15	25-Oct-06	0	128,731.00	128,731.00	40,020,000.00	0	0	0	0	0	0	128,731.00	0	0	0	0	0	128,731.00	3.86	3.86	6.69487	
16	25-Nov-06	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	6.47901	
17	25-Dec-06	0	128,731.00	128,731.00	40,020,000.00	0	0	0	0	0	0	128,731.00	0	0	0	0	0	128,731.00	3.86	3.86	6.69524	
18	25-Jan-07	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	6.47966	
19	25-Feb-07	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	6.48022	
20	25-Mar-07	0	120,148.93	120,148.93	40,020,000.00	0	0	0	0	0	0	120,148.93	0	0	0	0	0	120,148.93	3.86	3.86	7.17532	
21	25-Apr-07	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	6.48182	
22	25-May-07	0	128,731.00	128,731.00	40,020,000.00	0	0	0	0	0	0	128,731.00	0	0	0	0	0	128,731.00	3.86	3.86	6.69898	
23	25-Jun-07	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	8.78564	
24	25-Jul-07	0	128,731.00	128,731.00	40,020,000.00	0	0	0	0	0	0	128,731.00	0	0	0	0	0	128,731.00	3.86	3.86	9.07444	
25	25-Aug-07	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	8.77776	
26	25-Sep-07	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	8.77377	
27	25-Oct-07	0	128,731.00	128,731.00	40,020,000.00	0	0	0	0	0	0	128,731.00	0	0	0	0	0	128,731.00	3.86	3.86	9.06207	
28	25-Nov-07	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	8.76569	
29	25-Dec-07	0	128,731.00	128,731.00	40,020,000.00	0	0	0	0	0	0	128,731.00	0	0	0	0	0	128,731.00	3.86	3.86	9.21219	
30	25-Jan-08	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	8.91056	
31	25-Feb-08	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	8.90607	
32	25-Mar-08	0	124,439.97	124,439.97	40,020,000.00	0	0	0	0	0	0	124,439.97	0	0	0	0	0	124,439.97	3.86	3.86	9.51544	
33	25-Apr-08	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	8.89697	
34	25-May-08	0	128,731.00	128,731.00	40,020,000.00	0	0	0	0	0	0	128,731.00	0	0	0	0	0	128,731.00	3.86	3.86	9.20175	
35	25-Jun-08	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	8.97025	
36	25-Jul-08	0	128,731.00	128,731.00	40,020,000.00	0	0	0	0	0	0	128,731.00	0	0	0	0	0	128,731.00	3.86	3.86	9.2642	
37	25-Aug-08	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	8.96042	
38	25-Sep-08	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	8.95544	
39	25-Oct-08	0	128,731.00	128,731.00	40,020,000.00	0	0	0	0	0	0	128,731.00	0	0	0	0	0	128,731.00	3.86	3.86	9.24878	
40	25-Nov-08	0	133,022.03	133,022.03	40,020,000.00	0	0	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	8.94836	
41	25-Dec-08	0	128,731.00	128,731.00	40,020,000.00	0	0	0	0	0	0	128,731.00	0	0	0	0	0	128,731.00	3.86	3.86	9.24914	
42	25-Jan-09	863,971.51	133,022.03	996,993.54	39,156,028.49	0	863,971.51	0	0	0	0	133,022.03	0	0	0	0	0	133,022.03	3.86	3.86	8.94563	
43	25-Feb-09	4,822,248.16	130,150.29	4,952,398.45	34,333,780.33	0	4,822,248.16	0	0	0	0	130,150.29	0	0	0	0	0	130,150.29	3.86	3.86	8.94043	
44	25-Mar-09	4,659,991.03	103,077.64	4,763,068.67	29,673,789.30	0	4,659,991.03	0	0	0	0	103,077.64	0	0	0	0	0	103,077.64	3.86	3.86	9.89254	
45	25-Apr-09	4,503,283.85	98,632.38	4,601,916.23	25,170,505.45	0	4,503,283.85	0	0	0	0	98,632.38	0	0	0	0	0	98,632.38	3.86	3.86	8.92993	
46	25-May-09	2,376,771.07	80,965.13	2,457,736.20	22,793,734.38	0	2,376,771.07	0	0	0	0	80,965.13	0	0	0	0	0	80,965.13	3.86	3.86	9.2221	
47	25-Jun-09	748,482.35	75,763.84	824,246.19	22,045,252.03	0	748,482.35	0	0	0	0	75,763.84	0	0	0	0	0	75,763.84	3.86	3.86	8.91926	
48	25-Jul-09	723,356.57	70,912.23	794,268.80	21,321,895.45	0	723,356.57	0	0	0	0	70,912.23	0	0	0	0	0	70,912.23	3.86	3.86	9.211	
49	25-Aug-09	699,088.79	70,871.61	769,960.40	20,622,806.66	0	699,088.79	0	0	0	0	70,871.61	0	0	0	0	0	70,871.61	3.86	3.86	8.90844	
50	25-Sep-09	675,649.34	68,547.92	744,197.26	19,947,157.32	0	675,649.34	0	0	0	0	68,547.92	0	0	0	0	0	68,547.92	3.86	3.86	8.90298	
51	25-Oct-09	653,009.62	64,163.36	717,172.97	19,294,147.70	0	653,009.62	0	0	0	0	64,163.36	0	0	0	0	0	64,163.36	3.86	3.86	9.19405	
52	25-Nov-09	631,141.98	64,131.60	695,273.59	18,663,005.72	0	631,141.98	0	0	0	0	64,131.60	0	0	0	0	0	64,131.60	3.86	3.86	8.89193	
53	25-Dec-09	610,019.78	60,032.67	670,052.45	18,052,985.94	0	610,019.78	0	0	0	0	60,032.67	0	0	0	0	0	60,032.67	3.86	3.86	9.18256	
54	25-Jan-10	589,617.28	60,006.12	649,623.40	17,463,368.66	0	589,617.28	0	0	0	0	60,006.12	0	0	0	0	0	60,006.12	3.86	3.86	8.88072	
55	25-Feb-10	569,909.64	58,046.30	627,955.94	16,893,459.01	0	569,909.64	0	0	0	0	58,046.30	0	0	0	0	0	58,046.30	3.86	3.86	8.87507	
56	25-Mar-10	550,872.90	50,717.92	601,590.81	16,342,586.12	0	550,872.90	0	0	0	0	50,717.92	0	0	0	0	0	50,717.92	3.86	3.86	9.81966	
57	25-Apr-10	532,483.90	54,320.94	586,804.84	15,810,102.22	0	532,483.90	0	0	0	0	54,320.94	0	0	0	0	0	54,320.94	3.86	3.86	8.86363	
58	25-May-10	514,736.08	50,855.83	565,591.91	15,295,366.14	0	514,736.08	0	0	0	0	50,855.83	0	0	0	0	0	50,855.83	3.86	3.86	9.15312	
59	25-Jun-10	500,311.13	50,840.10	551,151.22	14,795,055.01	0	500,311.13	0	0	0	0	50,840.10	0	0	0	0	0	50,840.10	3.86	3.86	8.8719	

Fremont 2005-2 - Cashflows - M1 (Static LIBOR)

Cheyne

LIBOR_1MO=3.38000
LIBOR_6MO=3.80000
100 PricingSpeed
Call (Y)

Period	Date	Principal	Interest	Cash Flow	Balance	Sched Princ	Unsched Princ	Princ Writedown	Accum Princ Writedown	Gross Writedown	Accum Gross Writedown	Accrued Interest	Interest Shortfall	Accum Interest Shortfall	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Capped Optimal Interest	Coupon	Effective Coupon	Couponcap Rate	Cre Sup
60	25-Jul-10	483,560.83	47,590.76	531,151.59	14,311,494.18	0	483,560.83	0	0	0	0	47,590.76	0	0	0	0	0	47,590.76	3.86	3.86	9.16147	
61	25-Aug-10	467,381.73	47,569.82	514,951.54	13,844,112.46	0	467,381.73	0	0	0	0	47,569.82	0	0	0	0	0	47,569.82	3.86	3.86	8.85994	
62	25-Sep-10	451,754.08	46,016.29	497,770.38	13,392,358.37	0	451,754.08	0	0	0	0	46,016.29	0	0	0	0	0	46,016.29	3.86	3.86	8.8539	
63	25-Oct-10	436,658.86	43,078.75	479,737.61	12,955,699.51	0	436,658.86	0	0	0	0	43,078.75	0	0	0	0	0	43,078.75	3.86	3.86	9.14275	
64	25-Nov-10	422,077.67	43,063.31	465,140.98	12,533,621.84	0	422,077.67	0	0	0	0	43,063.31	0	0	0	0	0	43,063.31	3.86	3.86	8.8417	
65	25-Dec-10	407,988.47	40,316.48	448,304.96	12,125,633.37	0	407,988.47	0	0	0	0	40,316.48	0	0	0	0	0	40,316.48	3.86	3.86	9.1326	
66	25-Jan-11	394,383.04	40,304.26	434,687.30	11,731,250.33	0	394,383.04	0	0	0	0	40,304.26	0	0	0	0	0	40,304.26	3.86	3.86	8.8318	
67	25-Feb-11	381,240.23	38,993.37	420,233.60	11,350,010.10	0	381,240.23	0	0	0	0	38,993.37	0	0	0	0	0	38,993.37	3.86	3.86	8.82555	
68	25-Mar-11	368,544.10	34,075.25	402,619.35	10,981,466.00	0	368,544.10	0	0	0	0	34,075.25	0	0	0	0	0	34,075.25	3.86	3.86	9.76419	
69	25-Apr-11	356,279.25	36,501.17	392,780.42	10,625,186.75	0	356,279.25	0	0	0	0	36,501.17	0	0	0	0	0	36,501.17	3.86	3.86	8.81295	
70	25-May-11	344,430.82	34,177.68	378,608.50	10,280,755.93	0	344,430.82	0	0	0	0	34,177.68	0	0	0	0	0	34,177.68	3.86	3.86	9.10014	
71	25-Jun-11	332,984.45	34,172.09	367,156.54	9,947,771.48	0	332,984.45	0	0	0	0	34,172.09	0	0	0	0	0	34,172.09	3.86	3.86	8.8002	
72	25-Jul-11	321,926.33	31,998.66	353,925.00	9,625,845.14	0	321,926.33	0	0	0	0	31,998.66	0	0	0	0	0	31,998.66	3.86	3.86	9.08689	
73	25-Aug-11	311,243.08	31,995.24	343,238.32	9,314,602.07	0	311,243.08	0	0	0	0	31,995.24	0	0	0	0	0	31,995.24	3.86	3.86	8.78729	
74	25-Sep-11	300,921.79	30,960.70	331,882.49	9,013,680.28	0	300,921.79	0	0	0	0	30,960.70	0	0	0	0	0	30,960.70	3.86	3.86	8.78078	
75	25-Oct-11	290,950.02	28,994.00	319,944.02	8,722,730.26	0	290,950.02	0	0	0	0	28,994.00	0	0	0	0	0	28,994.00	3.86	3.86	9.06671	
76	25-Nov-11	281,315.75	28,993.39	310,309.14	8,441,414.51	0	281,315.75	0	0	0	0	28,993.39	0	0	0	0	0	28,993.39	3.86	3.86	8.76765	
77	25-Dec-11	272,007.38	27,153.22	299,160.60	8,169,407.13	0	272,007.38	0	0	0	0	27,153.22	0	0	0	0	0	27,153.22	3.86	3.86	9.05307	
78	25-Jan-12	8,169,407.13	27,154.20	8,196,561.34	0	0	8,169,407.13	0	0	0	0	27,154.20	0	0	0	0	0	27,154.20	3.86	3.86	8.75438	

Fremont 2005-2 - Cashflows - M1 (Forward LIBOR)

Cheyne

LIBOR_1MO=Forward
LIBOR_6MO=Forward
100 PricingSpeed
Call (Y)

Period	Date	Principal	Interest	Cash Flow	Balance	Sched Princ	Unsched Princ	Princ Writedown	Accum Princ Writedown	Gross Writedown	Accum Gross Writedown	Accrued Interest	Interest Shortfall	Accum Interest Shortfall	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Capped Optimal Interest	Coupon	Effective Coupon	Couponcap Rate	Credit Suppo
Total		40,020,000.00	9,042,054.94	49,062,054.94		0	40,020,000.00	0		0		9,042,054.94	0		0		0	9,042,054.94				
0	28-Jul-05	0	0	0	40,020,000.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	
1	25-Aug-05	0	120,148.93	120,148.93	40,020,000.00	0	0	0	0	0	0	120,148.93	0	0	0	0	0	120,148.93	3.86	3.86	7.17994	2
2	25-Sep-05	0	140,258.98	140,258.98	40,020,000.00	0	0	0	0	0	0	140,258.98	0	0	0	0	0	140,258.98	4.07	4.07	6.48474	
3	25-Oct-05	0	139,669.80	139,669.80	40,020,000.00	0	0	0	0	0	0	139,669.80	0	0	0	0	0	139,669.80	4.188	4.188	6.70049	2
4	25-Nov-05	0	150,252.87	150,252.87	40,020,000.00	0	0	0	0	0	0	150,252.87	0	0	0	0	0	150,252.87	4.36	4.36	6.48391	2
5	25-Dec-05	0	149,908.25	149,908.25	40,020,000.00	0	0	0	0	0	0	149,908.25	0	0	0	0	0	149,908.25	4.495	4.495	6.69955	2
6	25-Jan-06	0	155,973.50	155,973.50	40,020,000.00	0	0	0	0	0	0	155,973.50	0	0	0	0	0	155,973.50	4.526	4.526	6.48293	2
7	25-Feb-06	0	157,214.12	157,214.12	40,020,000.00	0	0	0	0	0	0	157,214.12	0	0	0	0	0	157,214.12	4.562	4.562	6.48239	2
8	25-Mar-06	0	143,089.29	143,089.29	40,020,000.00	0	0	0	0	0	0	143,089.29	0	0	0	0	0	143,089.29	4.597	4.597	7.17628	2
9	25-Apr-06	0	159,316.28	159,316.28	40,020,000.00	0	0	0	0	0	0	159,316.28	0	0	0	0	0	159,316.28	4.623	4.623	6.48118	
10	25-May-06	0	153,910.25	153,910.25	40,020,000.00	0	0	0	0	0	0	153,910.25	0	0	0	0	0	153,910.25	4.615	4.615	6.69653	2
11	25-Jun-06	0	159,350.75	159,350.75	40,020,000.00	0	0	0	0	0	0	159,350.75	0	0	0	0	0	159,350.75	4.624	4.624	6.47992	
12	25-Jul-06	0	154,777.35	154,777.35	40,020,000.00	0	0	0	0	0	0	154,777.35	0	0	0	0	0	154,777.35	4.641	4.641	6.69544	2
13	25-Aug-06	0	160,108.90	160,108.90	40,020,000.00	0	0	0	0	0	0	160,108.90	0	0	0	0	0	160,108.90	4.646	4.646	6.47914	2
14	25-Sep-06	0	160,487.98	160,487.98	40,020,000.00	0	0	0	0	0	0	160,487.98	0	0	0	0	0	160,487.98	4.657	4.657	6.47895	2
15	25-Oct-06	0	155,677.80	155,677.80	40,020,000.00	0	0	0	0	0	0	155,677.80	0	0	0	0	0	155,677.80	4.668	4.668	6.69487	2
16	25-Nov-06	0	160,763.67	160,763.67	40,020,000.00	0	0	0	0	0	0	160,763.67	0	0	0	0	0	160,763.67	4.665	4.665	6.47901	2
17	25-Dec-06	0	155,911.25	155,911.25	40,020,000.00	0	0	0	0	0	0	155,911.25	0	0	0	0	0	155,911.25	4.675	4.675	6.69524	
18	25-Jan-07	0	161,935.37	161,935.37	40,020,000.00	0	0	0	0	0	0	161,935.37	0	0	0	0	0	161,935.37	4.699	4.699	6.47966	
19	25-Feb-07	0	162,521.22	162,521.22	40,020,000.00	0	0	0	0	0	0	162,521.22	0	0	0	0	0	162,521.22	4.716	4.716	6.48022	2
20	25-Mar-07	0	146,357.59	146,357.59	40,020,000.00	0	0	0	0	0	0	146,357.59	0	0	0	0	0	146,357.59	4.702	4.702	7.17532	2
21	25-Apr-07	0	160,591.37	160,591.37	40,020,000.00	0	0	0	0	0	0	160,591.37	0	0	0	0	0	160,591.37	4.66	4.66	6.48182	3
22	25-May-07	0	154,343.80	154,343.80	40,020,000.00	0	0	0	0	0	0	154,343.80	0	0	0	0	0	154,343.80	4.628	4.628	6.69898	3
23	25-Jun-07	0	159,419.67	159,419.67	40,020,000.00	0	0	0	0	0	0	159,419.67	0	0	0	0	0	159,419.67	4.626	4.626	8.79153	3
24	25-Jul-07	0	155,411.00	155,411.00	40,020,000.00	0	0	0	0	0	0	155,411.00	0	0	0	0	0	155,411.00	4.66	4.66	9.08051	3
25	25-Aug-07	0	161,969.83	161,969.83	40,020,000.00	0	0	0	0	0	0	161,969.83	0	0	0	0	0	161,969.83	4.7	4.7	8.78362	
26	25-Sep-07	0	162,624.60	162,624.60	40,020,000.00	0	0	0	0	0	0	162,624.60	0	0	0	0	0	162,624.60	4.719	4.719	8.77962	3
27	25-Oct-07	0	157,945.60	157,945.60	40,020,000.00	0	0	0	0	0	0	157,945.60	0	0	0	0	0	157,945.60	4.736	4.736	9.0681	3
28	25-Nov-07	0	163,796.30	163,796.30	40,020,000.00	0	0	0	0	0	0	163,796.30	0	0	0	0	0	163,796.30	4.753	4.753	8.7715	
29	25-Dec-07	0	159,012.80	159,012.80	40,020,000.00	0	0	0	0	0	0	159,012.80	0	0	0	0	0	159,012.80	4.768	4.768	9.64795	4
30	25-Jan-08	0	164,795.69	164,795.69	40,020,000.00	0	0	0	0	0	0	164,795.69	0	0	0	0	0	164,795.69	4.782	4.782	9.33128	4
31	25-Feb-08	0	165,209.23	165,209.23	40,020,000.00	0	0	0	0	0	0	165,209.23	0	0	0	0	0	165,209.23	4.794	4.794	9.32578	4
32	25-Mar-08	0	154,872.95	154,872.95	40,020,000.00	0	0	0	0	0	0	154,872.95	0	0	0	0	0	154,872.95	4.804	4.804	9.96301	4
33	25-Apr-08	0	165,829.54	165,829.54	40,020,000.00	0	0	0	0	0	0	165,829.54	0	0	0	0	0	165,829.54	4.812	4.812	9.31464	4
34	25-May-08	0	160,680.30	160,680.30	40,020,000.00	0	0	0	0	0	0	160,680.30	0	0	0	0	0	160,680.30	4.818	4.818	9.63228	4
35	25-Jun-08	0	166,139.69	166,139.69	40,020,000.00	0	0	0	0	0	0	166,139.69	0	0	0	0	0	166,139.69	4.821	4.821	9.40609	4
36	25-Jul-08	0	160,780.35	160,780.35	40,020,000.00	0	0	0	0	0	0	160,780.35	0	0	0	0	0	160,780.35	4.821	4.821	9.71343	5
37	25-Aug-08	0	166,139.69	166,139.69	40,020,000.00	0	0	0	0	0	0	166,139.69	0	0	0	0	0	166,139.69	4.821	4.821	9.39405	5
38	25-Sep-08	0	166,174.16	166,174.16	40,020,000.00	0	0	0	0	0	0	166,174.16	0	0	0	0	0	166,174.16	4.822	4.822	9.38795	5
39	25-Oct-08	0	160,880.40	160,880.40	40,020,000.00	0	0	0	0	0	0	160,880.40	0	0	0	0	0	160,880.40	4.824	4.824	9.69454	4
40	25-Nov-08	0	166,312.00	166,312.00	40,020,000.00	0	0	0	0	0	0	166,312.00	0	0	0	0	0	166,312.00	4.826	4.826	9.38102	
41	25-Dec-08	0	161,047.15	161,047.15	40,020,000.00	0	0	0	0	0	0	161,047.15	0	0	0	0	0	161,047.15	4.829	4.829	9.7245	4
42	25-Jan-09	874,025.84	166,553.24	1,040,579.07	39,145,974.16	0	874,025.84	0	0	0	0	166,553.24	0	0	0	0	0	166,553.24	4.833	4.833	9.40442	4
43	25-Feb-09	4,819,801.92	163,084.30	4,982,886.23	34,326,172.24	0	4,819,801.92	0	0	0	0	163,084.30	0	0	0	0	0	163,084.30	4.838	4.838	9.39798	4
44	25-Mar-09	4,657,773.44	129,325.76	4,787,099.20	29,668,398.81	0	4,657,773.44	0	0	0	0	129,325.76	0	0	0	0	0	129,325.76	4.844	4.844	10.39773	4
45	25-Apr-09	4,501,282.52	123,932.32	4,625,214.84	25,167,116.29	0	4,501,282.52	0	0	0	0	123,932.32	0	0	0	0	0	123,932.32	4.851	4.851	9.38496	4
46	25-May-09	2,361,026.26	101,926.82	2,462,953.08	22,806,090.03	0	2,361,026.26	0	0	0	0	101,926.82	0	0	0	0	0	101,926.82	4.86	4.86	9.69125	4
47	25-Jun-09	748,135.03	95,639.87	843,774.90	22,057,955.01	0	748,135.03	0	0	0	0	95,639.87	0	0	0	0	0	95,639.87	4.87	4.87	9.41227	4
48	25-Jul-09	723,045.80	89,720.73	812,766.53	21,334,909.21	0	723,045.80	0	0	0	0	89,720.73	0	0	0	0	0	89,720.73	4.881	4.881	9.719	4
49	25-Aug-09	698,812.54	89,874.49	788,687.03	20,636,096.67	0	698,812.54	0	0	0	0	89,874.49	0	0	0	0	0	89,874.49	4.892	4.892	9.39864	4
50	25-Sep-09	675,405.68	87,108.40	762,514.08	19,960,691.00	0	675,405.68	0	0	0	0	87,108.40	0	0	0	0	0	87,108.40	4.902	4.902	9.39175	4
51	25-Oct-09	652,796.69	81,689.13	734,485.82	19,307,894.31	0	652,796.69	0	0	0	0	81,689.13	0	0	0	0	0	81,689.13	4.911	4.911	9.69764	4
52	25-Nov-09	630,957.79	81,784.49	712,742.27	18,676,936.52	0	630,957.79	0	0	0	0	81,784.49	0	0	0	0	0	81,784.49	4.919	4.919	9.37802	4
53	25-Dec-09	609,821.53	76,668.82	686,490.36	18,067,114.99	0	609,821.53	0	0	0	0	76,668.82	0	0	0	0	0	76,668.82	4.926	4.926	9.71666	4
54	25-Jan-10	589,447.49	76,731.04	666,178.53	17,477,667.50	0	589,447.49	0	0	0	0	76,731.04	0	0	0	0	0	76,731.04	4.932	4.932	9.39604	4
55	25-Feb-10	569,766.66	74,317.96	644,084.61	16,907,900.84	0	569,766.66	0	0	0	0	74,317.96	0	0	0	0	0	74,317.96	4.938	4.938	9.38881	4
56	25-Mar-10	550,755.13	64,990.21	615,745.34	16,357,145.71	0	550,755.13	0	0	0	0	64,990.21	0	0	0	0	0	64,990.21	4.942	4.942	10.3867	4
57	25-Apr-10	532,389.85	69,651.91	602,041.76	15,824,755.86	0	532,389.85	0	0	0	0	69,651.91	0	0	0	0	0	69,651.91	4.945	4.945	9.37421	4
58	25-May-10	514,662.41	65,250.74	579,913.15	15,310,093.45	0	514,662.41	0	0	0	0	65,250.74	0	0	0	0	0	65,250.74	4.948	4.948	9.67914	4
59	25-Jun-10	499,915.65	65,246.09	565,161.74	14,810,177.80	0	499,915.65	0	0	0	0	65,246.09	0	0	0	0	0	65,246.09	4.949	4.949	9.39154	4

Fremont 2005-2 - Cashflows - M1 (Forward LIBOR)

Cheyne

LIBOR_1MO=Forward
LIBOR_6MO=Forward
100 PricingSpeed
Call (Y)

Period	Date	Principal	Interest	Cash Flow	Balance	Sched Princ	Unsched Princ	Princ Writedown	Accum Princ Writedown	Gross Writedown	Accum Gross Writedown	Accrued Interest	Interest Shortfall	Accum Interest Shortfall	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Capped Optimal Interest	Coupon	Effective Coupon	Couponcap Rate	Credit Support
60	25-Jul-10	483,208.05	61,079.64	544,287.69	14,326,969.74	0	483,208.05	0	0	0	0	61,079.64	0	0	0	0	0	61,079.64	4.949	4.949	9.69669	42
61	25-Aug-10	467,069.26	61,081.05	528,150.30	13,859,900.48	0	467,069.26	0	0	0	0	61,081.05	0	0	0	0	0	61,081.05	4.951	4.951	9.37619	42
62	25-Sep-10	451,479.65	59,149.44	510,629.08	13,408,420.84	0	451,479.65	0	0	0	0	59,149.44	0	0	0	0	0	59,149.44	4.956	4.956	9.36844	42
63	25-Oct-10	436,420.28	55,421.47	491,841.76	12,972,000.55	0	436,420.28	0	0	0	0	55,421.47	0	0	0	0	0	55,421.47	4.96	4.96	9.67266	42
64	25-Nov-10	421,872.74	55,460.71	477,333.44	12,550,127.82	0	421,872.74	0	0	0	0	55,460.71	0	0	0	0	0	55,460.71	4.965	4.965	9.35289	42
65	25-Dec-10	407,780.21	51,978.45	459,758.66	12,142,347.61	0	407,780.21	0	0	0	0	51,978.45	0	0	0	0	0	51,978.45	4.97	4.97	9.68399	42
66	25-Jan-11	394,207.06	52,018.15	446,225.21	11,748,140.55	0	394,207.06	0	0	0	0	52,018.15	0	0	0	0	0	52,018.15	4.975	4.975	9.36356	42
67	25-Feb-11	381,094.63	50,379.94	431,474.57	11,367,045.92	0	381,094.63	0	0	0	0	50,379.94	0	0	0	0	0	50,379.94	4.98	4.98	9.35547	42
68	25-Mar-11	368,427.06	44,081.40	412,508.46	10,998,618.86	0	368,427.06	0	0	0	0	44,081.40	0	0	0	0	0	44,081.40	4.986	4.986	10.34883	42
69	25-Apr-11	356,189.04	47,269.93	403,458.97	10,642,429.81	0	356,189.04	0	0	0	0	47,269.93	0	0	0	0	0	47,269.93	4.991	4.991	9.33914	42
70	25-May-11	344,365.64	44,316.85	388,682.49	10,298,064.17	0	344,365.64	0	0	0	0	44,316.85	0	0	0	0	0	44,316.85	4.997	4.997	9.64206	42
71	25-Jun-11	332,913.09	44,356.62	377,269.72	9,965,151.08	0	332,913.09	0	0	0	0	44,356.62	0	0	0	0	0	44,356.62	5.002	5.002	9.34747	42
72	25-Jul-11	321,879.09	41,587.90	363,466.98	9,643,271.99	0	321,879.09	0	0	0	0	41,587.90	0	0	0	0	0	41,587.90	5.008	5.008	9.65035	42
73	25-Aug-11	311,218.43	41,635.90	352,854.33	9,332,053.56	0	311,218.43	0	0	0	0	41,635.90	0	0	0	0	0	41,635.90	5.014	5.014	9.33058	42
74	25-Sep-11	300,918.30	40,340.39	341,258.69	9,031,135.27	0	300,918.30	0	0	0	0	40,340.39	0	0	0	0	0	40,340.39	5.02	5.02	9.32206	42
75	25-Oct-11	290,966.31	37,825.40	328,791.71	8,740,168.96	0	290,966.31	0	0	0	0	37,825.40	0	0	0	0	0	37,825.40	5.026	5.026	9.62394	42
76	25-Nov-11	281,350.37	37,872.12	319,222.49	8,458,818.59	0	281,350.37	0	0	0	0	37,872.12	0	0	0	0	0	37,872.12	5.032	5.032	9.30502	42
77	25-Dec-11	272,031.56	35,519.99	307,551.55	8,186,787.03	0	272,031.56	0	0	0	0	35,519.99	0	0	0	0	0	35,519.99	5.039	5.039	9.63432	42
78	25-Jan-12	8,186,787.03	35,572.95	8,222,359.99	0	0	8,186,787.03	0	0	0	0	35,572.95	0	0	0	0	0	35,572.95	5.046	5.046	9.31473	1

Fremont 2005-2 - Breakeven Analysis - M3

Rabbo

		Delay	0			
Balance	$18,676,000.00	Dated	7/28/2005			
Settle	7/28/2005	First Payment	8/25/2005			
Loss Severity	**40%**					
Prepay (1F)	75 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Prepay (1A)	75 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
LIBOR	*Forward*	*Flat for 12 - Spike 400*	*Forward*	*Flat for 12 - Spike 400*	*Forward*	*Flat for 12 - Spike 400*
Default	**21.12 CDR**	**17.23 CDR**	**22.88 CDR**	**18.96 CDR**	**25.48 CDR**	**21.74 CDR**
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)
WAL for Princ Pmts	10.27	11.43	8.38	9.15	6.52	6.94
Principal Writedown	0.23%	0.19%	0.14%	0.04%	0.17%	0.16%
Total Collat Loss (Collat Maturity)	21.47%	19.09%	19.55%	17.30%	17.80%	15.87%
Total Collat Liquidation (Collat Maturity)	53.28%	47.40%	48.52%	42.97%	44.19%	39.42%
Loss Severity	**60%**					
Prepay (1F)	75 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Prepay (1A)	75 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
LIBOR	*Forward*	*Flat for 12 - Spike 400*	*Forward*	*Flat for 12 - Spike 400*	*Forward*	*Flat for 12 - Spike 400*
Default	**12.8 CDR**	**10.59 CDR**	**13.93 CDR**	**11.65 CDR**	**15.65 CDR**	**13.40 CDR**
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)
WAL for Princ Pmts	12.71	13.72	10.10	10.75	7.60	7.95
Principal Writedown	0.01%	0.10%	0.09%	0.54%	0.34%	0.36%
Total Collat Loss (Collat Maturity)	23.63%	20.76%	20.88%	18.28%	18.49%	16.32%
Total Collat Liquidation (Collat Maturity)	39.07%	34.36%	34.54%	30.25%	30.60%	27.02%

Fremont 2005-2 - Breakeven Analysis - M6

Rabbo						
		Delay	0			
Balance	$11,816,000.00	Dated	7/28/2005			
Settle	7/28/2005	First Payment	8/25/2005			
Loss Severity	40%					
Prepay (1F)	75 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Prepay (1A)	75 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
LIBOR	*Forward*	*Flat for 12 - Spike 400*	*Forward*	*Flat for 12 - Spike 400*	*Forward*	*Flat for 12 - Spike 400*
Default	**15.16 CDR**	**11.95 CDR**	**15.85 CDR**	**12.53 CDR**	**16.98 CDR**	**13.71 CDR**
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)
WAL for Princ Pmts	13.20	14.58	10.74	11.68	8.27	8.80
Principal Writedown	0.24%	0.19%	0.31%	0.34%	0.01%	0.22%
Total Collat Loss (Collat Maturity)	17.60%	15.06%	15.28%	12.88%	13.15%	11.08%
Total Collat Liquidation (Collat Maturity)	43.67%	37.39%	37.91%	31.98%	32.63%	27.53%
Loss Severity	60%					
Prepay (1F)	75 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Prepay (1A)	75 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
LIBOR	*Forward*	*Flat for 12 - Spike 400*	*Forward*	*Flat for 12 - Spike 400*	*Forward*	*Flat for 12 - Spike 400*
Default	**9.64 CDR**	**7.7 CDR**	**10.08 CDR**	**8.04 CDR**	**10.82 CDR**	**8.77 CDR**
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)
WAL for Princ Pmts	15.39	16.51	12.25	13.00	9.21	9.61
Principal Writedown	0.11%	0.17%	0.49%	0.71%	0.64%	0.38%
Total Collat Loss (Collat Maturity)	19.35%	16.38%	16.30%	13.60%	13.65%	11.40%
Total Collat Liquidation (Collat Maturity)	31.98%	27.10%	26.97%	22.51%	22.58%	18.87%

Fremont 2005-2 - Breakeven Analysis - M9

Rabbo

		Delay	0			
Balance	$8,004,000.00	Dated	7/28/2005			
Settle	7/28/2005	First Payment	8/25/2005			
Loss Severity	**40%**					
Prepay (1F)	75 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Prepay (1A)	75 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
LIBOR	*Forward*	*Flat for 12 - Spike 400*	*Forward*	*Flat for 12 - Spike 400*	*Forward*	*Flat for 12 - Spike 400*
Default	**11.13 CDR**	**8.37 CDR**	**11.1 CDR**	**8.18 CDR**	**11.19 CDR**	**8.25 CDR**
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)
WAL for Princ Pmts	15.81	17.34	12.88	13.93	9.88	10.49
Principal Writedown	0.17%	0.57%	0.65%	0.18%	0.14%	0.35%
Total Collat Loss (Collat Maturity)	14.30%	11.64%	11.72%	9.20%	9.36%	7.20%
Total Collat Liquidation (Collat Maturity)	35.47%	28.89%	29.09%	22.83%	23.23%	17.88%
Loss Severity	**60%**					
Prepay (1F)	75 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Prepay (1A)	75 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
LIBOR	*Forward*	*Flat for 12 - Spike 400*	*Forward*	*Flat for 12 - Spike 400*	*Forward*	*Flat for 12 - Spike 400*
Default	**7.29 CDR**	**5.56 CDR**	**7.25 CDR**	**5.40 CDR**	**7.3 CDR**	**5.41 CDR**
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)
WAL for Princ Pmts	17.67	18.89	14.11	14.96	10.61	11.08
Principal Writedown	0.27%	1.46%	0.28%	1.16%	0.59%	0.78%
Total Collat Loss (Collat Maturity)	15.65%	12.62%	12.46%	9.69%	9.69%	7.39%
Total Collat Liquidation (Collat Maturity)	25.86%	20.87%	20.60%	16.04%	16.03%	12.24%